Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

X-RITE, INCORPORATED,

and

PANTONE, INC., PANTONE GERMANY, INC., PANTONE INDIA, INC.,

PANTONE UK, INC., PANTONE ASIA, INC. and PANTONE JAPAN, INC.

and all of the Stockholders of each of the Companies and Stockholders’ Representative named Herein

Dated as of August 23, 2007

i

Section 9.10	Assignment	49
Section 9.11	Stockholders’ Representative	49
Section 9.12	Construction	50

EXHIBITS

Exhibit A	Form of Escrow Agreement

Exhibit B	Debt Financing Commitment Letters

Exhibit C	Form of Non-Competition Agreement

Exhibit D	Form of Employment and Non-Competition Agreement (Herbert)

Exhibit E	Form of Employment and Non-Competition Agreement (Stolt)

v

AGREEMENT AND PLAN OF MERGER, dated as of August 23, 2007 (this “Agreement”), by and among X-Rite, Incorporated, a Michigan corporation (“Parent”), and Pantone, Inc., a Delaware corporation (“Company 1”), Pantone Germany, Inc., a Delaware corporation (“Company 2”), Pantone India, Inc., a Delaware corporation (“Company 3”), Pantone UK, Inc., a New Jersey corporation (“Company 4”), Pantone Asia, Inc., a New Jersey corporation (“Company 5”), and Pantone Japan, Inc., a New Jersey corporation (“Company 6” and, together with Pantone, Inc., Pantone Germany, Inc., Pantone India, Inc., Pantone UK, Inc. and Pantone Asia, Inc., the “Companies” and the term “Company” as used in this Agreement shall refer to each of the Companies, individually) and all of the stockholders of each of the Companies (each a “Stockholder” and collectively, the “Stockholders”), and Lawrence Herbert solely in his capacity as Stockholders’ Representative pursuant to Section 9.11.

WHEREAS, the Boards of Directors of each of the Companies and Parent believe it is in the best interests of their respective corporations and stockholders that the Companies be acquired by Parent through the statutory mergers of subsidiaries of Parent (“Merger Subs”, numbered 1-6) with the Companies (the “Mergers,” respectively numbered 1-6) and, in furtherance thereof, have deemed advisable, approved and adopted this Agreement and the Mergers;

WHEREAS, Parent, the Companies and the Stockholders have taken all necessary corporate action to approve the Mergers, this Agreement and the transactions contemplated hereby; and

WHEREAS, Parent and the Stockholders desire to make certain representations, warranties, covenants and other agreements in connection with the Mergers as set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and other agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement agree, and intend to be legally bound, as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in the Agreement, the following terms shall have the following meanings:

“Action” shall mean any action, claim, suit, arbitration, proceeding or investigation by or before any Governmental Entity or arbitration tribunal.

“Accounts Receivable” shall mean all accounts receivable of the Company that represent rights to payment (other than rights to payment from an Affiliate of the Company or any Stockholder) arising from bona fide sales of goods or services by the Company in the Ordinary Course of Business.

“Adverse Consequences” shall mean all proceedings, claims, demands, orders, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, losses, damages,

deficiencies, costs of investigation, court costs, and other reasonable expenses (including interest, penalties and reasonable attorneys’ fees and expenses, whether in connection with Third Party Claims or claims among the parties inter se for the enforcement of the provisions of this Agreement); provided, however, that Adverse Consequences shall not include any punitive, statutory multiple or substantially similar non-compensatory damages or any valuation damages calculated using “multiple of earnings” or “multiple of cash flow” or similar valuation methodology (other than any of such damages payable by an Indemnified Party to a third party and which are indemnifiable pursuant to Article VII hereof).

“Affiliate” shall mean with respect to any Person, (a) any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, another Person, (b) any officer, director or shareholder of such Person, and (c) with respect to the Stockholders only, any parent, sibling, descendant or spouse of any Stockholder or of any of the foregoing or anyone sharing a home with such Stockholder or any of the foregoing.

“Applicable Foreign Antitrust Law” shall mean and include all foreign Applicable Law designed or intended to regulate competition or investment (foreign or otherwise) or to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Law” shall mean, with respect to any Person, any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity applicable to such Person or any of their respective properties or assets.

“Business Day” shall mean any day other than a Saturday or Sunday or any day banks in the State of New York are authorized or required to be closed.

“Cash” means, as of a given time, all cash, cash equivalents and marketable securities held by, or on behalf of, the Company or any of its Subsidiaries at such time, the value of which shall be determined in accordance with GAAP (including, if a negative amount, all fees, penalties and interest related to such negative amount).

“Cleanup Costs” shall mean costs and expenses to investigate, cleanup, remove, treat or remediate contamination arising or resulting from the Excepted Environmental Matters identified in the course of the ISRA process undertaken pursuant to the Agreement, but only to the extent that such costs are required by the NJDEP to achieve ISRA Clearance. Cleanup Costs shall also include costs and expenses related to obtaining deed restrictions, if required by the Remedial Investigation and as required by the NJDEP to achieve ISRA Clearance, but shall not include any costs or expenses related to operation and maintenance of any resulting Institutional Controls.

“Confidentiality Agreement” shall mean the letter agreement, agreed and accepted as of March 14, 2007, between Company 1 and Parent.

“control” (including its correlative meanings “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct, or cause the direction of, management or policies whether through ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Encumbrances” shall mean any pledges, claims, liens, charges, encumbrances, restriction, easement, covenant, encroachment, right-of-way, title defect, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever and with respect to Shares, also means any voting trust, voting agreement, proxy, restriction on transfer, option, warrant, right of first offer or refusal or sale agreement. Rights granted to any licensee of any Intellectual Property owned by any Company or any of its Subsidiaries in the ordinary course of business shall not be considered Encumbrances hereunder.

“Environmental Hazardous Materials” shall mean (a) any petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, friable asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus, (b) any chemicals, materials or substances that are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any Environmental Law; and (c) any other chemical, material, substance or waste, exposure to which is prohibited, limited or regulated under any applicable Environmental Law.

“Environmental Laws” shall mean all foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees relating to public health and safety, worker health and safety (to the extent that such health or safety matters pertain to handling of or exposure to Environmental Hazardous Materials), pollution, or protection of the environment, including ambient air, land surface, surface water, groundwater or subsurface strata.

“Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Escrow Agent” shall mean Deutsche Bank Trust Company Americas.

“Escrow Agreement” shall mean that certain Escrow Agreement entered into on the Closing Date among Parent, the Stockholders, the Stockholders’ Representative, and the Escrow Agent, in the form of Exhibit A attached to this Agreement.

“Escrow Amount” shall mean $10,000,000.

“Final Merger Consideration” shall mean the Merger Consideration as adjusted pursuant to Sections 2.9 and 2.12.

“GAAP” shall mean United States generally accepted accounting principles in the United States as set forth in the pronouncements of the Financial Accounting Standards Board, applied, to the extent consistent, in the manner used in preparing the latest audited balance sheet of each Company included in the Company Financial Statements.

“Governmental Entity” shall mean any foreign or domestic federal, state, provincial or local governmental authority, court, government or self-regulatory organization,

commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“Indebtedness” of a Company shall mean any (a) obligations relating to indebtedness for borrowed money, including any bank overdraft, (b) obligations evidenced by a note, bond, debenture or similar instrument, (c) obligations as lessee under leases required to be capitalized pursuant to GAAP, (d) obligations in respect of reimbursement obligations related to banker’s acceptances or letters of credit, (e) obligations for the deferred purchase price of property or services (other than current accounts payable to suppliers and similar accrued liabilities incurred in the Ordinary Course of Business), (f) indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) of any other Person secured by any Encumbrance on any assets of the Company, even though the Company has not assumed or otherwise become liable for the payment thereof, (g) obligations of the Company in the nature of guarantees of obligations of the type described in clauses (a) through (f) above of any other Person, (h) obligations in respect of interest rate swaps or other interest rate hedging products or foreign currency exchange agreements or exchange rate hedging arrangements entered into by the Company, and (i) liability under any sale and leaseback transaction which does not create a liability on the balance sheet of the Company, in each case together with all accrued interest thereon and applicable prepayment, breakage or other premiums, fees or penalties as if payment of such Indebtedness came due in full immediately prior to the Effective Time.

“Inventory” shall mean all inventory, including raw material, work in process and finished goods, that is usable or salable by the Company in the Ordinary Course of Business, with current packaging.

“knowledge of Parent” shall mean the actual knowledge of any executive officer of Parent.

“knowledge of the Company” shall mean the actual knowledge after reasonable inquiry of the key executives set forth on Schedule 1.1(a).

“Material Adverse Effect” shall mean any circumstance, change in or effect on the Companies and their Subsidiaries that is or is reasonably likely to be materially adverse to the assets, results of operations or the financial condition of the Companies and their Subsidiaries, taken as a whole or which prevents the Companies as a whole from consummating the transactions contemplated by this Agreement; provided, however, that in determining whether there has been a Material Adverse Effect or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect,” any adverse circumstance, change or effect principally attributable to any of the following shall be disregarded: (i) changes in GAAP or interpretations thereof; (ii) any actions taken, or failures to take action, in each case, to which Parent has consented; (iii) any existing event or occurrence or circumstance identified as materially adverse to the Companies on Schedule 1.1(b); (iv) the resignation or termination of any employee of the Company or any of its Subsidiaries, other than any employee with respect to which an employment agreement or noncompetition agreement is referenced in Section 6.2; (v) the identity of Parent; or (vi) the cost or terms of the Debt Financing or any replacement financing.

“Ordinary Course of Business” shall mean the ordinary course of the business conducted by the respective Company, consistent with past practice, including with respect to quantity, amount and frequency.

“Permitted Encumbrances” shall mean (i) Encumbrances for Taxes, assessments or other charges by Governmental Entities not yet due and payable, (ii) inchoate mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Encumbrances granted or which arise in the ordinary course of business, (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any Real Property which are not violated by the current use and operation of the Real Property, (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under Applicable Law or other social security Law, and (v) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy or use or value of the Real Property in any material respect.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, association, organization, Governmental Entity or other entity.

“Pre-Closing Period” means any taxable period that ends on or prior to the Closing Date.

“Prepaid Expenses” shall mean any payments made prior to the Closing properly accounted for as a prepaid expense in accordance with GAAP, the benefit of which will inure to the Company after the Closing.

“Return” or “Returns” shall mean all returns, estimated returns, forms, declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or to be filed with any Tax Authority in connection with the determination, assessment or collection of Taxes.

“Shares” shall mean all of the issued and outstanding equity interests in any of the Companies.

“Software” shall mean all electronic data processing systems, information systems, programs, specifications, and computer software programs (and all enhancements, versions, releases, and updates thereto), including software compilations, software tool sets, compilers, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form.

“Subsidiary” shall mean, with respect to any specified Person, (a) a corporation fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity economic interest thereof or has the power to elect or direct the election of more than fifty percent (50%) of the members of the governing body of such entity.

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, real estate, excise, value added, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other taxes, duties or other governmental charges or assessments, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Authority” shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, any quasi-governmental body or any other authority responsible for the administration of Taxes.

“Transaction Expenses” shall mean any and all (a) legal, accounting, tax, consulting, financial advisory and other professional or transaction related costs, fees and expenses incurred by any Company or a subsidiary thereof in connection with this Agreement or in investigating, pursuing or completing the transactions contemplated hereby (including any amounts paid or payable to obtain any consents), (b) all payments, bonuses or severance which become due or are otherwise required to be made as a result of or in connection with the Closing or as a result of any change of control or other similar provisions, (c) all costs and expenses incurred by the Company in connection with actions taken by the Company to comply with ISRA prior to the Closing, including all costs and expenses of attorneys, environmental consultants and engineers retained by the Company to comply with ISRA to the extent due by the Company and not paid prior to the Closing and (d) any withholding, payroll, employment or other Taxes, if any, required to be withheld or paid by Parent (on behalf of a Company) or a Company with respect to the amounts payable pursuant to this Agreement or the amounts described in clause (a), (b) and (c).

“Working Capital” shall mean an amount equal to (a) the amount of the current assets (excluding Cash, current assets arising from intercompany transactions and Taxes), minus (b) the amount of the current liabilities (excluding Indebtedness and accrued interest thereon, Transaction Expenses, current liabilities arising from intercompany transactions and Taxes) of the Companies, on a consolidated basis, as determined in accordance with GAAP applied consistently and in accordance with the calculation on Schedule 1.1(c).

“Working Capital Deficit” means the amount by which the Working Capital as of the Closing Date is less than $11,393,486.

“Working Capital Excess” means the amount by which the Working Capital as of the Closing Date is more than $13,393,486.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Accountants”	Section 2.12
“Agreement”	Preamble
“Allocation Schedules”	Section 5.4(c)(ii)
“Benefit Plans”	Section 3.14(a)
“Carlstadt Facility”	Section 5.12(a)

“Certificate of Merger”	Section 2.3
“CIM”	Section 4.9(a)
“Closing”	Section 2.2
“Closing Balance Sheet”	Section 2.12
“Closing Cash”	Section 2.9(a)
“Closing Date”	Section 2.2
“Closing Statement”	Section 2.12
“COBRA”	Section 3.14(j)
“Code”	Section 3.14(c)
“Common Stock”	Section 2.7(a)(vi)
“Company” and “Companies”	Preamble
“Company 1”	Preamble
“Company 1 Common Stock”	Section 2.7(a)(i)
“Company 2”	Preamble
“Company 2 Common Stock”	Section 2.7(a)(ii)
“Company 3”	Preamble
“Company 3 Common Stock”	Section 2.7(a)(iii)
“Company 4”	Preamble
“Company 4 Common Stock”	Section 2.7(a)(iv)
“Company 5”	Preamble
“Company 5 Common Stock”	Section 2.7(a)(v)
“Company 6”	Preamble
“Company 6 Common Stock”	Section 2.7(a)(vi)
“Company Employees”	Section 3.14(a)
“Company Financial Statements”	Section 3.7
“Company Schedule”	Section 9.2
“Consent”	Section 3.4
“Contract”	Section 3.3
“Debt Financing”	Section 4.8(b)
“Debt Financing Commitment Letters”	Section 4.8(b)
“Delaware Courts”	Section 9.8(a)
“DGCL”	Section 2.1
“Dissenting Shares”	Section 2.9
“Excepted Environmental Matters”	Section 7.3(c)
“Effective Time”	Section 2.3
“ERISA”	Section 3.14(a)
“Estimated Merger Consideration”	Section 2.10
“Expenses”	Section 2.9(c)
“Extension Period”	Section 8.1(a)
“Extension Debt Financing”	Section 8.1(a)
“Filing”	Section 3.4
“Financing”	Section 4.8(b)
“Debt Financing Commitment Letters”	Section 4.8(b)
“Historic Fill”	Schedule 7.3(c)
“HSR Act”	Section 3.4
“Indebtedness Amount”	Section 2.9(b)

“Indemnified Party”	Section 7.1
“Indemnifying Party”	Section 7.1
“Institutional Controls”	Section 5.12(c)
“Intellectual Property”	Section 3.12(b)
“ISRA”	Section 5.12(a)
“ISRA Clearance”	Section 5.12(a)
“Material Contract”	Section 3.11(b)
“Mergers”	Recitals
“Merger 1”	Recitals
“Merger 2”	Recitals
“Merger 3”	Recitals
“Merger 4”	Recitals
“Merger 5”	Recitals
“Merger 6”	Recitals
“Merger Consideration”	Section 2.7(a)
“Merger Sub 1”	Recitals
“Merger Sub 2”	Recitals
“Merger Sub 3”	Recitals
“Merger Sub 4”	Recitals
“Merger Sub 5”	Recitals
“Merger Sub 6”	Recitals
“Merger Subs”	Recitals
“NJBCA”	Section 2.1
“NJDEP”	Section 5.12(a)
“Offering Materials”	Section 5.10(a)
“Objections Statement”	Section 2.12
“Outside Date”	Section 8.1(a)
“Parent”	Preamble
“Parent Indemnities”	Section 7.3
“Permits”	Section 3.10
“Pre-Closing Taxes”	Section 5.4(a)(i)
“Product”	Section 3.18
“Real Property”	Section 3.17
“Released Claims”	Section 5.11
“Released Parties”	Section 5.11
“Released Stockholder Parties”	Section 7.11
“Releasors”	Section 5.11
“Required Amount”	Section 4.8(c)
“Section 338(h)(10) Elections”	Section 5.4(c)(i)
“Securities Act”	Section 4.7
“Stockholder” and “Stockholders”	Preamble
“Stockholder Indemnitees”	Section 7.4
“Stockholders’ Representative”	Section 9.11(a)
“Stockholders’ Representative Review Period”	Section 2.12
“Straddle Period Returns”	Section 5.4(a)(i)
“Straddle Statement”	Section 5.4(a)(i)

“Surviving Corporation” and “Surviving Corporations”	Section 2.1
“Third Party Claim”	Section 7.5(b)
“Threshold Amount”	Section 7.6(b)
“Transfer Taxes”	Section 5.4(e)

ARTICLE II

THE MERGERS

Section 2.1 The Mergers. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (“DGCL”), at the Effective Time, Parent shall cause the Merger Subs to be formed and Merger Sub 1 shall be merged with and into Company 1, Merger Sub 2 shall be merged with and into Company 2 and Merger Sub 3 shall be merged with and into Company 3. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of the New Jersey Business Corporation Act (“NJBCA”), at the Effective Time, Merger Sub 4 shall be merged with and into Company 4, Merger Sub 5 shall be merged with an into Company 5 and Merger Sub 6 shall be merged with and into Company 6. Following the Mergers, the separate corporate existence of the Merger Subs shall cease and the Companies shall continue as the surviving corporations (the “Surviving Corporations,” and the term “Surviving Corporation” as used in this Agreement shall refer to each of the Surviving Corporations, individually).

Section 2.2 Closing. The closing of the Mergers (the “Closing”) shall take place, simultaneously, at or be directed from the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York 10173, at 10:00 a.m., local time, on the second business day after the conditions to the parties’ obligation to effect the Mergers contained in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction thereof at the Closing), unless another date or place is agreed to in writing by the parties to this Agreement (the “Closing Date”).

Section 2.3 Effective Time. On the Closing Date, the parties shall cause the Mergers to be consummated by causing for each of the Mergers, a corresponding certificate of merger to be executed, filed and recorded in accordance with the relevant provisions of the DGCL or the NJBCA, as applicable (each a “Certificate of Merger”). Each of the Mergers shall become effective at the time of the filing with the Secretary of State of the State of Delaware or the Secretary of State of the State of New Jersey, as applicable, of the corresponding Certificate of Merger in accordance with the relevant provisions of the DGCL or the NJBCA, as applicable, or at such later time as shall be specified in the corresponding Certificate of Merger (the “Effective Time”).

Section 2.4 Effects of the Mergers. Merger 1, Merger 2 and Merger 3 shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Merger 4, Merger 5 and Merger 6 shall have the effects set forth in this Agreement and in the applicable provisions of the NJBCA.

Section 2.5 Certificate of Incorporation and By-Laws. The certificate of incorporation and by-laws of each of the Merger Subs as in effect at the Effective Time shall be the certificate of incorporation and by-laws of the corresponding Surviving Corporation, provided that such certificate of incorporation shall be appropriately amended to change the name of such Surviving Corporation to the name of the Company which preceded such Surviving Corporation prior to the Merger of such Merger Sub with and into such Company, and such by-laws shall be amended to reflect such change of name.

Section 2.6 Directors and Officers of the Surviving Corporations. The directors of each of the Merger Subs immediately prior to the Effective Time shall be the initial directors of the corresponding Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in the manner provided in the certificate of incorporation and by-laws of such Surviving Corporation, or as otherwise provided by Applicable Law. The officers of each of the Merger Subs immediately prior to the Effective Time shall be the initial officers of the corresponding Surviving Corporation and will hold office from the Effective Time until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in the manner provided in the certificate of incorporation and by-laws of such Surviving Corporation, or as otherwise provided by law.

Section 2.7 Conversion of Capital Stock. As of the Effective Time, by virtue of each of the Mergers and without any action on the part of any of the holders of the Shares or any action on the part of any holders of the capital stock of Parent or Merger Subs, the following shall occur:

(a) Conversion of Shares of the Companies. All Shares of the Companies shall be converted into the right to receive a proportionate share of an aggregate amount equal to $180,000,000, subject to adjustment pursuant to Section 2.9 and Section 2.12 (the “Merger Consideration”) in the following manner:

(i) Each issued and outstanding share of Class A voting common stock, par value $0.01 per share, and Class B nonvoting common stock, par value $0.01 per share, of Company 1 (the “Company 1 Common Stock”) (other than any Company 1 Common Stock cancelled in accordance with Section 2.7(b)), shall be converted automatically into and shall thereafter represent the right to receive a portion of the Merger Consideration in cash, without interest, and payable to the holder thereof upon surrender of the certificate formerly representing such share in the manner provided in Section 2.8.

(ii) Each issued and outstanding share of common stock, no par value per share, of Company 2 (the “Company 2 Common Stock”) (other than any Company 2 Common Stock cancelled in accordance with Section 2.7(b)), shall be converted automatically into and shall thereafter represent the right to receive a portion of the Merger Consideration in cash, without interest, and payable to the holder thereof upon surrender of the certificate formerly representing such share in the manner provided in Section 2.8.

(iii) Each issued and outstanding share of common stock, no par value per share, of Company 3 (the “Company 3 Common Stock”) (other than any Company 3

Common Stock cancelled in accordance with Section 2.7(b)), shall be converted automatically into and shall thereafter represent the right to receive a portion of the Merger Consideration in cash, without interest, and payable to the holder thereof upon surrender of the certificate formerly representing such share in the manner provided in Section 2.8.

(iv) Each issued and outstanding share of common stock, no par value per share, of Company 4 (the “Company 4 Common Stock”) (other than any Company 4 Common Stock cancelled in accordance with Section 2.7(b)), shall be converted automatically into and shall thereafter represent the right to receive a portion of the Merger Consideration in cash, without interest, and payable to the holder thereof upon surrender of the certificate formerly representing such share in the manner provided in Section 2.8.

(v) Each issued and outstanding share of common stock, no par value per share, of Company 5 (the “Company 5 Common Stock”) (other than any Company 5 Common Stock cancelled in accordance with Section 2.7(b)), shall be converted automatically into and shall thereafter represent the right to receive a portion of the Merger Consideration in cash, without interest, and payable to the holder thereof upon surrender of the certificate formerly representing such share in the manner provided in Section 2.8.

(vi) Each issued and outstanding share of common stock, no par value per share, of Company 6 (the “Company 6 Common Stock” and, together with the Company 1 Common Stock, the Company 2 Common Stock, the Company 3 Common Stock, the Company 4 Common Stock, the Company 5 Common Stock and the Company 5 Common Stock, the “Common Stock”) (other than any Company 6 Common Stock cancelled in accordance with Section 2.7(b)), shall be converted automatically into and shall thereafter represent the right to receive a portion of the Merger Consideration in cash, without interest, and payable to the holder thereof upon surrender of the certificate formerly representing such share in the manner provided in Section 2.8.

(b) Cancellation of Common Stock Owned by the Companies. At the Effective Time, any shares of Common Stock that are owned by any of the Companies immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and without payment of any consideration therefor.

(c) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of any of the Companies shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), the allocation of the Merger Consideration and any other similarly dependent items shall be equitably adjusted to reflect such change.

(d) Conversion of Capital Stock of Merger Subs. Each share of common stock of each of the Merger Subs issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall represent one validly issued, fully paid and nonassessable share of common stock of the applicable Surviving Corporation.

Section 2.8 Merger Consideration.

(a) Closing Payments. Subject to satisfaction of the closing conditions and closing deliveries described in Article VI, at the Closing, Parent shall make payment of the Estimated Merger Consideration, less the Escrow Amount, by wire transfer of immediately available funds to each Stockholder of the amounts specified and to the account or accounts designated at least two Business Days prior to the Closing by the Stockholders’ Representative.

(b) Transfer Books; No Further Ownership Rights in Common Stock. At the Effective Time, the stock transfer books of the Companies shall be closed and thereafter there shall be no further registration of transfers of shares of Common Stock on the records of the Companies. From and after the Effective Time, the holders of certificates evidencing ownership of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock, except as otherwise provided for herein or by Applicable Law.

(c) No Liability. None of Parent or the Surviving Corporations shall be liable to any Stockholder for any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.9 Merger Consideration Adjustments. The Merger Consideration shall be adjusted as follows:

(a) an amount (the “Closing Cash”) equal to the aggregate amount of Cash of the Companies, on a consolidated basis, as of the Effective Time will increase the Merger Consideration;

(b) an amount (the “Indebtedness Amount”) equal to the aggregate amount required to satisfy all Indebtedness of the Companies as of the Closing Date will reduce the Merger Consideration;

(c) an amount equal to the aggregate amount of the Transaction Expenses (which expenses shall not be, in whole or in part, incorporated into any calculation of Working Capital made pursuant to this Agreement) unpaid as of the Closing Date (the “Expenses”) will decrease the Merger Consideration and the Surviving Corporations shall pay any such Expenses when due;

(d) an amount equal to the Working Capital Excess, if any, as of the Closing Date will increase the Merger Consideration; and

(e) an amount equal to the Working Capital Deficit, if any, as of the Closing Date will reduce the Merger Consideration.

Section 2.10 Estimated Merger Consideration. Not less then five (5) days prior to the Closing Date, the Stockholders’ Representative shall deliver to Parent (a) a certificate signed by the Stockholders’ Representative setting forth the Stockholders’ Representative’s best estimate of the Closing Cash, Indebtedness Amount, Expenses and Working Capital Excess or Working Capital Deficit as of the Closing Date and (b) all records and work papers necessary to compute and verify the information set forth in such certificate, all of which must be reasonably acceptable to Parent. The Merger Consideration adjusted in accordance with Section 2.9 to reflect such estimates shall be the “Estimated Merger Consideration.”

Section 2.11 Closing.

(a) At the Closing, Parent shall pay the Indebtedness Amount pursuant to the payoff letters delivered by the Representative to Parent pursuant to Section 6.2.

(b) At the Closing, Parent shall pay the Expenses pursuant to the direction of the Stockholders’ Representative.

(c) At the Closing, Parent will deposit, or will cause to be deposited, with the Escrow Agent cash in an amount equal to the Escrow Amount to secure the obligations of the Stockholders under this Agreement. The Escrow Amount will be held and disbursed by the Escrow Agent solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

(d) In addition, within ten (10) Business Days after the Final Merger Consideration becomes final and binding in accordance with Section 2.12:

(i) if the Final Merger Consideration exceeds the Estimated Merger Consideration, then such excess shall be paid by Parent to the Stockholders’ Representative, for the benefit of the Stockholders; or

(ii) if the Estimated Merger Consideration exceeds the Final Merger Consideration, then such excess shall be paid by the Stockholders’ Representative, on behalf of the Stockholders, to Parent in cash.

(e) All payments pursuant to this Section 2.11 shall be made by wire transfer of immediately available funds to an account designated by the recipient in writing.

Section 2.12 Final Merger Consideration Determination. Within seventy-five (75) days after the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative an unaudited balance sheet of the Companies on a consolidated basis as of the opening of business on the Closing Date, prepared in accordance with GAAP applied consistently with the past accounting practices of the Companies to the extent consistent with GAAP (the “Closing Balance Sheet”) and a statement setting forth Parent’s calculation of the Working Capital as of the Closing Date based on the Closing Balance Sheet and a statement of the Working Capital Excess or Working Capital Deficit, if any, and the Indebtedness Amount, Expenses and Closing Cash as of the Closing Date (the “Closing Statement”). If the Stockholders’ Representative has any objections to the Closing Balance Sheet or Closing Statement prepared by Parent, then the Stockholders’ Representative will deliver a detailed written statement (the “Objections Statement”) describing his objections to Parent within thirty (30) days after delivery of the Closing Balance Sheet and the Closing Statement (the

“Stockholders’ Representative Review Period”). If the Stockholders’ Representative fails to deliver an Objections Statement within the Stockholders’ Representative Review Period, then the Closing Balance Sheet and Closing Statement shall become final and binding on all parties. If the Stockholders’ Representative delivers an Objections Statement within the Stockholders’ Representative Review Period, then the Stockholders’ Representative and Parent will use commercially reasonable efforts to resolve any such disputes, but if a final resolution is not obtained within thirty (30) days after the Representative has submitted any objections, any remaining matters which are in dispute will be resolved by the Boston, MA office of KPMG (the “Accountants”). The Accountants will prepare and deliver a written report to Parent and the Stockholders’ Representative and will submit a proposed resolution of such unresolved disputes promptly, but in any event within thirty (30) days after the dispute is submitted to the Accountants or as soon as possible thereafter. The Accountants’ determination of such unresolved disputes will be final and binding upon all parties and may be entered and enforced in any court having jurisdiction; provided, however, that no such determination shall be any more favorable to Parent than is set forth in the Closing Balance Sheet and the Closing Statement or any more favorable to the Stockholders’ Representative than is proposed in the Objections Statement. The costs, expenses and fees of the Accountants shall be borne by the Stockholders’ Representative (on behalf of the Stockholders), on the one hand, and Parent, on the other hand, based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by such party. The final Closing Balance Sheet and Closing Statement, however determined pursuant to this Section 2.12, will produce the Working Capital Excess or Working Capital Deficit, if any, and the Indebtedness Amount, Expenses and Closing Cash to be used to determine the Final Merger Consideration.

Section 2.13 Allocation of Merger Consideration. Schedule 2.13 sets forth an allocation of the Merger Consideration to the Shares and the Noncompetition Agreement with Lawrence Herbert. Unless otherwise required by applicable Tax Law, the Stockholders and Parent will not, and will cause their respective Affiliates not to, take a position in any forum that is inconsistent with the details set forth in Schedule 2.13, including taking an inconsistent position on any Tax Return, before any Governmental Body charged with the collection of any Tax, or in any Proceeding relating to any Tax. The Stockholders and Parent will file all federal, state, local and foreign Tax Returns in accordance with Schedule 2.13.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Except as set forth in the Company Schedule, each of the Stockholders hereby represents and warrants to Parent as follows, as of the date of this Agreement and as of the Closing Date:

Section 3.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state set forth opposite its name on Schedule 3.1. The Company is qualified or otherwise authorized to act as a foreign corporation and is in good standing under the laws of every other jurisdiction in which such qualification or authorization is necessary under Applicable Law, except where the failure to be so qualified or otherwise authorized would not have a Material Adverse Effect. The Company has requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. The Company has made available or delivered to Parent, accurate and complete copies of the charter, bylaws or similar organizational documents, minute books and stock records of the Company.

Section 3.2 Authorization. The Company and each of the Stockholders has all necessary corporate and individual power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and its stockholders and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming this Agreement is a valid and binding obligation of Parent, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles. This Agreement has been duly executed and delivered by each Stockholder and, assuming this Agreement is a valid and binding obligation of Parent, this Agreement constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or general equitable principles.

Section 3.3 No Conflict. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the corresponding Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or by-laws of the Company or the certificate of incorporation or by-laws or the similar organizational documents of any Subsidiary of the Company, or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 are obtained and the filings referred to in Section 3.4 are made, violate any Applicable Law, or (iii) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement (each, a “Contract”) to which the Company or any Subsidiary of the Company is a party.

Section 3.4 Consents. Except as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any Applicable Foreign Antitrust Law, ISRA (as defined below) or under the DGCL or the NJBCA, no consent, approval, license, permit, order or authorization (each, a “Consent”) of, or registration, declaration or filing (each, a “Filing”) with, any Governmental Entity is required for or in connection with the execution and delivery of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby.

Section 3.5 Capital Stock of the Company.

(a) The authorized capital stock of the Company consists of the number of shares of Common Stock set forth opposite the Company’s name on Schedule 3.5, of which the number indicated on Schedule 3.5 is issued and outstanding and held of record by the respective Stockholders set forth on Schedule 3.5. All of such outstanding shares of capital stock are duly authorized and validly issued, fully paid and nonassessable. As of the date hereof, there are no shares of Common Stock held by the Company as treasury stock.

(b) (i) No shares of Common Stock have been issued in violation of any purchase option, call, right of first refusal, preemptive, subscription or similar rights under any provision of Applicable Law, the organizational documents of the Company, or any contract, agreement or instrument to which the Company is subject or by which it is bound; and (ii) there are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which the Company is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities of the Company.

(c) Each Stockholder has good and indefeasible title to all of the Shares listed opposite such Stockholder’s name on Schedule 3.5, free and clear of all Encumbrances and is the sole record and beneficial owner thereof.

Section 3.6 Subsidiaries. Schedule 3.6 sets forth a true, correct, and complete list of each Subsidiary of the Company and of each other stock, partnership, member or other owner or equity interest in another Person held by any Company or any Subsidiary. Each Subsidiary of the Company is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of incorporation. Each Subsidiary of the Company is qualified or otherwise authorized to act as a foreign corporation and is in good standing under the laws of every other jurisdiction in which such qualification or authorization is necessary under Applicable Law, except where the failure to be so qualified or otherwise authorized would not have a Material Adverse Effect. All the outstanding shares of capital stock of such Subsidiaries are duly authorized and validly issued and outstanding, fully paid and nonassessable and owned of record and beneficially, either directly or indirectly, by the Company, as set forth on Schedule 3.6, free and clear of all Encumbrances, except for the Encumbrances set forth on Schedule 3.6. There are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which any of such Subsidiaries is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities of such Subsidiary.

Section 3.7 Financial Statements. The Company has delivered or made available to Parent true and complete copies of the audited consolidated balance sheets of the Company for the fiscal years ended December 31, 2005 and 2006 and the related statements of income and cash flows for the fiscal years then ended and true and complete copies of the unaudited consolidated balance sheets of the Company for the six-month period ended June 30, 2007 and the related statements of income and cash flows for the six-month period then ended, and true and complete copies of the unaudited combined balance sheet of the Companies for the fiscal year ended December 31, 2006 and the six-month period ended June 30, 2007 and the related combined statement of income and cash flows for such periods (collectively, including any notes and schedules thereto, the “Company Financial Statements”). Except as otherwise indicated in the Company Financial Statements, the Company Financial Statements included in the Company Financial Statements have been prepared in accordance with GAAP consistently applied throughout the relevant periods and the balance sheets and statements of income present fairly, in all material respects, the consolidated financial position and the results of operations of the Company and its Subsidiaries as of the dates and for the periods presented therein.

Section 3.8 Absence of Certain Changes. Since December 31, 2006, except as set forth on Schedule 3.8, none of the following has occurred with respect to the Company (including any of the Company’s Subsidiaries):

(i) the Company has not conducted its business in any material respect not in the Ordinary Course of Business;

(ii) the Company has not suffered any Material Adverse Effect;

(iii) other than normal wear and tear, the Company has not experienced any damage, destruction or loss (whether or not covered by insurance) to its tangible assets or property in excess of $100,000;

(iv) the Company has not cancelled, compromised, waived, disposed of, permitted to lapse or released any material indebtedness owed to it or any material right or claim;

(v) the Company has not granted any increase in the wages, salaries or bonuses or other compensation arrangements or benefit programs of any of its employees other than annual increases in the Ordinary Course of Business, or paid or failed to pay any compensation or other employee benefits, royalties, commissions or other expenses when due;

(vi) no Person has accelerated, terminated, modified or canceled any Material Contract (as defined in Section 3.11);

(vii) the Company has not sold, leased, transferred, assigned or otherwise disposed of any of its assets or property (tangible or intangible) with a value in excess of $25,000, other than sales of Inventory in the Ordinary Course of Business;

(viii) the Company has not purchased any assets or property (tangible or intangible) with a value in excess of $25,000, except for purchases in the Ordinary Course of Business;

(ix) the Company has not made any commitments outside of the Ordinary Course of Business or in excess of $25,000 in the aggregate for capital expenditures to be paid after the Closing;

(x) the Company has not engaged in any promotional, sales or discount or other activity that has or could reasonably be expected to have the effect of accelerating sales or revenues prior to the Closing that would otherwise be expected to occur subsequent to the Closing;

(xi) the Company has not materially changed its method of doing business, including changing its inventory practices, pricing practices, supplier payment practices, selling or licensing practices (including any sales or licenses as to price, quantity or term not in the Ordinary Course of Business), collection practices, or levels of sales efforts;

(xii) the Company has not made any change in any method of accounting or accounting practice;

(xiii) the Company has not declared, set aside, made or paid any dividend or distribution with respect to its stock or other ownership interests or redeemed, purchased or otherwise acquired any Common Stock or other ownership interest of the Company;

(xiv) the Company has not made any Tax election or settled or compromised any Tax liability;

(xv) the Company has not made any payments of any form or kind to any Stockholder (or such Stockholder’s Affiliates) or other Affiliate of the Company, other than payment of salary to each Stockholder who is an employee in the Ordinary Course of Business and the distributions for the payment of Taxes with respect to the Company set forth on Schedule 3.8; and

(xvi) the Company has not agreed, whether in writing or otherwise, to take any action described in this Section.

Section 3.9 Litigation. There is no Action pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. Schedule 3.9 lists all Actions involving the Company since January 2004. There is no Action pending, or to the knowledge of Stockholders, threatened against any Stockholder relating to this Agreement or the transactions contemplated hereby. There are no outstanding judgments, decrees, injunctions or orders of any Governmental Entity by which the Company or any of its Subsidiaries or any of their respective assets or properties are bound.

Section 3.10 Compliance with Applicable Law. (a) The Company and each of its Subsidiaries has been and is in compliance with all Applicable Laws except for any noncompliance that has been fully remedied and resolved and (b) the Company and its Subsidiaries have all governmental permits, licenses and authorizations necessary for the conduct of its business as presently conducted (the “Permits”) and are in compliance with the terms of the Permits; provided, however, that the Company makes no representation or warranty in this Section 3.10 with respect to Intellectual Property, employee and benefit matters, Taxes or environmental matters, which matters are exclusively addressed in Sections 3.12, 3.14, 3.15 and 3.16, respectively.

Section 3.11 Material Contracts.

(a) Schedule 3.11(a) lists and the Company has made available to Parent accurate and complete copies of, the following contracts and agreements currently in effect: (i) each contract for the purchase of any materials, supplies or services that requires an expenditure by the Company or any of its Subsidiaries of more than $200,000; (ii) each personal property lease under which the Company or any of its Subsidiaries is either a lessor or lessee that requires payments or receipts of more than $200,000; (iii) each contract with a customer that requires payments to the Company or any of its Subsidiaries of more than $200,000; (iv) agreements granting or obtaining any right to use any Intellectual Property or Software rights (other than agreements granting rights to use readily available commercial software having an acquisition price of less than $200,000, and agreements in which grants of Intellectual Property are incidental and not material to such agreements); (v) each lease, purchase agreement or option with respect to Real Property; (vi) each collective bargaining, employment or consulting agreement; (vii) each agreement pursuant to which any Person will become entitled to any compensation, payment, benefit or vesting or modification thereof as a result of the consummation of the transactions contemplated by this Agreement; (viii) agreements and instruments relating to Indebtedness; (ix) each agreement or arrangement pursuant to which the Company has realized or may realize any Tax or fee relief or subsidy; and (x) each other commitment, agreement and instrument to which the Company or any of its Subsidiaries is a party or by which it or its properties are bound that has a term of more than one year or requires annual payments by the Company or such Subsidiary of more than $200,000.

(b) (x) Neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract, and (y) to the knowledge of the Company, each of the Material Contracts is valid and in full force and effect. As used in this Agreement, the term “Material Contract” means any commitment, agreement, lease, order or instrument required to be set forth on Schedule 3.11(a).

Section 3.12 Intellectual Property.

(a) Schedule 3.12(a) sets forth, for the Intellectual Property owned or licensed by the Company or any of its Subsidiaries, a list of all U.S. and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including Internet domain name registrations); and (iii) copyright registrations and applications. The Company or one of its Subsidiaries owns or has a valid right to use all material Intellectual Property used in the conduct of its business as currently conducted.

(b) (i) The conduct of the business of the Company and its Subsidiaries has not infringed or violated and does not infringe or otherwise violate any Person’s Intellectual Property, and does not misappropriate any trade secret or know-how of any Person, and there is no such claim pending or to the knowledge of the Company threatened against the Company or any of its Subsidiaries, and (ii) no claim that a Person is infringing or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries is, as of the date hereof, pending or threatened against any Person by the Company or any of its Subsidiaries. As used herein, the term “Intellectual Property” shall mean all patents, trademarks, service marks, trade names, Internet domain names, copyrights, trade secrets and other similar intellectual property, and any applications and registrations for the foregoing.

(c) Schedule 3.12(c) sets forth an accurate and complete list and summary description of all Software owned, licensed or otherwise used by the Company. Schedule 3.12(c) identifies or describes (i) Software which is owned by the Company, and (ii) Software which is licensed to the Company by third parties. With respect to the Software developed by or for the Company, all documentation is sufficient in detail and content to allow its full and proper use by the Company without reliance on the special knowledge or memory of third parties, in all material respects.

Section 3.13 Affiliate Transactions. There is no ongoing agreement or arrangement between any Stockholder or, to the knowledge of the Company or any Stockholder, any Affiliate of any Stockholder (other than the Company and its Subsidiaries), on the one hand, except for Benefit Plans (as defined below) and other compensation arrangements in the Ordinary Course of Business and transactions entered into on an arm’s length basis, all as set forth on Schedule 3.13.

Section 3.14 Benefit Plans; Employees.

(a) Schedule 3.14(a) lists each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any other benefit or incentive plan or agreement sponsored or maintained by the Company and its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries (such employees, the “Company Employees” and such plans and arrangements other than plans required by the law of any applicable jurisdiction to be sponsored or maintained, the “Benefit Plans”). True and complete copies (or descriptions if oral) of the Benefit Plans have been furnished or made available to Parent.

(b) Each Benefit Plan has been administered and has been and is in compliance with the terms of such plan and all Applicable Law.

(c) No “reportable event” (as such term is used in Section 4043 of ERISA), “prohibited transaction” (as such term is used in Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”)), or “accumulated funding deficiency” (as such term is used in Section 412 or 4971 of the Code) has occurred.

(d) No Action or other proceeding involving any Benefit Plan has occurred or, to the knowledge of the Company, is threatened (other than routine claims for benefits by participants).

(e) Except as set forth on Schedule 3.14(e), neither the Company nor any of its Subsidiaries contributes to a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) and neither the Company nor any Subsidiary nor any member of the group required to be aggregated with the Company or any of its Subsidiaries for purposes of Title IV of ERISA has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied.

(f) Except as set forth on Schedule 3.14(f), neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar labor agreement, and there are no existing or, to the knowledge of the Company, threatened unfair labor practice charges or material labor disputes involving the employees of the Company or any of its Subsidiaries.

(g) With respect to each Benefit Plan that is a defined benefit pension plan, the present value of accrued benefits under such plan, based upon the actuarial assumptions used in the most recent actuarial report prepared by such plan’s actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(h) All contributions to, and payments from, the Benefit Plans that have been required to be made in accordance with any Benefit Plan have been timely made. All contributions to the Benefit Plans for any period ending before the Closing Date that would have otherwise been accrued in accordance with GAAP as of the Closing Date shall have been made or accrued, including the Companies’ matching portion under the 401(k) plan. All amounts due under any of the Companies’ bonus or incentive plans shall have been paid or accrued in full as of the Closing Date.

(i) No Benefit Plan subject to Title IV of ERISA has been terminated within the last ten years. Neither the Company nor any trustee, administrator or other fiduciary of any Benefit Plan nor any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner which could subject the Company to any liability for breach of fiduciary duty under ERISA or any other applicable Law. No event has occurred which would reasonably be expected to result in a tax imposed under Chapter 43 of the Code with respect to any Benefit Plan.

(j) The Company and each Benefit Plan subject to continuation coverage requirements under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”), has been and is in full compliance with all COBRA continuation coverage requirements.

(k) Except as set forth on Schedule 3.14(k), the Company does not maintain any employee benefit plans providing for post retirement benefits, including medical or life insurance benefits.

(l) The Company and each of its Subsidiaries has complied with all Applicable Laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, occupational health and safety, severance and collective bargaining.

Section 3.15 Taxes.

(a) (i) All Returns required to be filed by, or with respect to any activities of, the Company or any of its Subsidiaries have been filed in a timely manner and are correct and complete; (ii) all Taxes with respect to the Company and its Subsidiaries have been paid or will be paid pursuant to Section 5.4; (iii) there is no action, suit, proceeding, investigation, claim or audit now pending, against, or with respect to, the Company or any of its Subsidiaries in respect of any Taxes or assessments; (iv) the Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, and (v) the Company has complied in all respects with withholding Tax requirements.

(b) Effective as of June 1, 1984 for Company 1, January 1, 2003 for Company 2, August 9, 2006 for Company 3, February 16, 1993 for Company 4, September 26, 1994 for Company 5 and May 24, 2005 for Company 6, such Company has made, and provided Parent with copies which evidence, a valid election under Section 1362 of the Code and all corresponding relevant state or local tax provisions to be an S corporation within the meaning of Sections 1361 and 1362 of the Code effective for all taxable periods beginning on and subsequent to formation. Since formation, the Company, any of its Subsidiaries or any of their Stockholders have not (i) at any time taken any action inconsistent with the requirements of the Company’s S corporation status; (ii) failed at any time to take any action required in order to maintain the company’s S Corporation status; or (iii) terminated (whether inadvertently or otherwise) the Company’s S corporation elections at any time. Since formation, there were no recognized built in gains as defined in Section 1374 of the Code or any other entity level liability. Each Subsidiary is, and has at all times been, an entity disregarded for federal income tax purposes.

(c) The Company and each of its Subsidiaries has complied with all Applicable Laws relating to the payment of social security and other similar employment Taxes.

Section 3.16 Environmental Matters. Except as set forth on Schedule 3.16:

(a) (i) each of the Company and its Subsidiaries is in compliance and except for matters that have been fully resolved, has been in compliance with all applicable Environmental Laws, and possesses and complies with and except for matters that have been fully resolved, has possessed and complied with all applicable Environmental Permits required under applicable Environmental Laws to carry on its business; (ii) there are no Actions pending or, to the knowledge of the Company, threatened, that seek to enforce or impose liability under any applicable Environmental Law against the Company or any of its Subsidiaries, or to revoke or modify any Environmental Permit held by the Company or any of its Subsidiaries; (iii) there are no judgments, orders, decrees, settlements, or arbitral awards in effect under any applicable Environmental Laws to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries has any unfulfilled obligation; (iv) none of the Companies nor any Subsidiary has received any written notice or communication regarding any alleged violation of or liability under Environmental Laws; (v) none of the Companies or any Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Environmental Hazardous Material except as would not reasonably be expected to result in liability under Environmental Laws; (vi) none of the Companies or any Subsidiary has owned or operated any property or facility that was or is contaminated by any Environmental Hazardous Material except as would not reasonably be expected to result in liability under Environmental Laws; (vii) none of the Companies nor any Subsidiary has assumed, undertaken or provided an indemnity with respect to any liability of any other Person relating to Environmental Laws pursuant to which the Company or any Subsidiary currently retains any actual or potential liability; (viii) the Companies have furnished to Parent true and correct copies of all environmental audits, assessments, reports and other material environmental documents relating to any Company’s or Subsidiary’s current and former facilities, properties and operations that are in its possession or under its reasonable control.

(b) There have been no releases of any Environmental Hazardous Materials by the Company or, to the Knowledge of the Company, by any other Person on or under any of the Real Estate, in each case, that would result in liability under applicable Environmental Laws.

(c) To the Knowledge of the Company, none of the leased Real Property is listed on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under CERCLA, or on any comparable state list, and the Company has not received any written notice from any Person under or relating to CERCLA or any comparable state or local Law with respect thereto.

(d) To the knowledge of the Company, no off-site location at which the Company has disposed or arranged for the disposal of any waste is listed on the National Priorities List or on any comparable state list, and the Company has not received any written notice from any Person with respect to any off-site location, of potential or actual liability or a written request for information from any Person under or relating to CERCLA or any comparable state or local Law.

(e) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.16 shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws.

Section 3.17 Real and Personal Properties. As of the date of this Agreement, the Company and its Subsidiaries have good title to, or a valid and binding leasehold interest in (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law)), the real and tangible personal property used by the Company or its Subsidiaries in the business or reflected on the Company Financial Statements, free and clear of all Encumbrances, except for Permitted Encumbrances. Schedule 3.17(b) sets forth a complete and correct list of all real property owned or leased by the Company or its Subsidiaries and an indication of whether used, owned or leased and whether in the business of the Company (the “Real Property”). All buildings, improvements, furnishings, machinery and equipment of the Companies are in working condition and repair (ordinary wear and tear excepted) adequate for the operation of the business of the Company and its Subsidiaries.

Section 3.18 Products Liability. There is no Action pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries concerning any product that is designed, manufactured, distributed, or sold by the Company or any of its Subsidiaries (a “Product”), relating to or resulting from an alleged defect in the design, manufacture, materials or workmanship of any Product, or, with respect to any Product, any alleged failure to warn or any alleged breach of warranties or representations.

Section 3.19 Brokers. Other than Goldman, Sachs & Co. (whose fees will be paid by the Company concurrent with the Closing and included in Transaction Expenses to the extent not paid by the Company), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees or any other fees or commissions to investment bankers, brokers or finders in connection with the transactions contemplated by this Agreement for which the Company or any of its Subsidiaries has or could have any liability.

Section 3.20 Absence of Undisclosed Liabilities. Except to the extent reflected in the Company Schedule (or excluded from such schedule in accordance with thresholds stated herein) or on the most recent balance sheet included in the Company Financial Statements, the Company does not have any material liability or obligation of any nature, whether fixed or contingent, other than liabilities or obligations arising since the date of such balance sheet in the Ordinary Course of Business.

Section 3.21 Accounts Receivable. All Accounts Receivable of the Company reflected on the most recent balance sheet included in the Company Financial Statements, and all Accounts Receivable of the Company accrued since the date of such balance sheet are not, to the knowledge of the Company, subject to any pending or threatened defense, counterclaim, right of offset, returns, allowances or credits, and are collectible in the ordinary course of business using normal collection practices, except to the extent reserved against the accounts receivable or as reflected by prepayments.

Section 3.22 Inventory. The Inventory of the Company (a) is accounted for on a lower of cost using the first-in, first-out method or market basis in accordance with GAAP consistently applied, (b) does not include any items which are obsolete or of a quantity or quality not usable or salable in the Ordinary Course of Business and (c) includes only items sold by the Company in the Ordinary Course of Business. The inventory disposed of subsequent to the date of the most recent balance sheet included in the Company Financial Statements has been disposed of only in the Ordinary Course of Business.

Section 3.23 Customers and Suppliers.

(a) Schedule 3.23(a) sets forth a correct and complete list of the ten (10) largest (in terms of dollar volume of purchases) suppliers of products or services to the Companies taken as a whole and the twenty (20) largest (in terms of dollar volume of sales) customers of the Companies taken as a whole, each during the two preceding fiscal years and during the current fiscal year to the date of the most recent balance sheet included in the Company Financial Statements, showing the approximate total dollar amount of purchases or sales to each such supplier or customer during each such fiscal year. There are no outstanding disputes with any of such suppliers or customers.

(b) Since December 31, 2006, none of the customers or suppliers listed on Schedule 3.23(a) has provided the Company with written notice that it shall materially decrease the rate of business with the Company, or otherwise materially change the terms of its relationship with the Company.

Section 3.24 Representations and Warranties. Notwithstanding anything contained in Article III or any other provision of this Agreement, it is the intent of each party to this Agreement that neither the Company nor any Stockholder is making any representation or warranty whatsoever, express or implied, except those representations and warranties set forth in Article III, and in entering into this Agreement and consummating the Transactions, Parent acknowledges and agrees that it is not relying on any statement, representation or warranty, including, but not limited to, those which may be contained in any confidential information memorandum or similar materials containing information regarding the Company, its Subsidiaries or any of their businesses or in any materials provided to Parent during the course of its due diligence investigation of the Company, other than those representations and warranties set forth in Article III of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to each Company and the Stockholders’ Representative as follows:

Section 4.1 Organization and Existence. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan and has all corporate power and authority required to enter into this Agreement and consummate the transactions contemplated hereby.

Section 4.2 Authorization. Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Agreement and the consummation by each of the Transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and no other corporate proceedings on the part of Parent and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Parent and, assuming this Agreement is a valid and binding obligation of the Companies and other parties hereto, this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent that its enforceability may be limited by general equitable principles.

Section 4.3 No Conflict. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the Mergers, nor compliance by Parent with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, violate any Applicable Law, or (iii) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent is a party which would materially impair the ability of Parent to effect the Closing.

Section 4.4 Consents. Except as required under the HSR Act or any Applicable Foreign Antitrust Law, or under the DCGL or the NJBCA, no Consent of, or Filing with, any Governmental Entity which has not been obtained or made is required for or in connection with the execution and delivery of this Agreement by Parent, and the consummation by Parent of the Mergers contemplated hereby and thereby, other than such consents or filings the failure of which to obtain or make would not materially impair the ability of Parent to effect the Closing.

Section 4.5 Litigation. There are no Actions against Parent pending, or to the knowledge of Parent, threatened against Parent which seek to, and Parent are not subject to any judgments, decrees, injunctions or orders of any Governmental Entity which would, enjoin, rescind or materially delay the Mergers contemplated by this Agreement or otherwise prevent Parent from complying in all material respects with the terms and provisions of this Agreement.

Section 4.6 Brokers. Neither Parent nor any of its directors, officers, employees or affiliates has employed any investment banker, broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees or any other fees or commissions to investment bankers, brokers or finders in connection with the transactions contemplated by this Agreement for which the Company or any Stockholder or any affiliate thereof has or could have any liability.

Section 4.7 Investment Intent. The Parent acknowledges that neither the offer nor the sale of the Common Stock has been registered under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or under any state or foreign securities laws. The Parent is acquiring the Common Stock for its own account for investment, without a view to, or for a resale in connection with, the distribution thereof in violation of the Securities Act or any applicable state securities laws and with no present intention of distributing or reselling any part thereof. The Parent will not so distribute or resell any Common Stock in violation of any such law.

Section 4.8 Available Funds.

(a) To the knowledge of Parent, the Parent on the Closing Date will have, sufficient funds to purchase the Common Stock and pay the Merger Consideration in accordance with the terms hereof, pay all related fees and expenses, commence and effect all other transactions contemplated hereby.

(b) Exhibit B of this Agreement sets forth true, accurate and complete copies of executed commitment letters from Merill Lynch Capital, Fifth Third Bank, N.A., National City Bank, LaSalle Bank Midwest N.A. and GoldenTree Asset Management, L.P. (collectively, the “Debt Financing Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated hereby (the “Debt Financing”).

(c) The Debt Financing Commitment Letters are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. Each of the Debt Financing Commitment Letters, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. There are no other agreements, side letters or arrangements relating to the Debt Financing Commitment Letters that could affect the availability of the Debt Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Financing Commitment Letters, and Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Debt Financing Commitment Letters. Parent has fully paid any and all commitment fees or other fees required by the Debt Financing Commitment Letters to be paid on or before the date of this Agreement. The aggregate proceeds from the Debt Financing constitute all of the financing required to be provided by Parent, and are sufficient for the satisfaction of all of Parent’s obligations under this Agreement in an amount sufficient to consummate the transactions contemplated hereby, including the payment of the Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Parent required in connection therewith, the “Required Amount”). The Debt Financing Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein. None of the Debt Financing Commitment Letters has been withdrawn and Parent does not know of any facts or circumstances that may be expected to result in any of the conditions set forth in the Debt Financing Commitment Letters not being satisfied.

(d) Parent’s obligations under this Agreement are not subject to any conditions regarding Parent’s, its affiliates’ or any other Person’s ability to obtain financing for the consummation of the Mergers or the transactions contemplated hereby.

(e) Assuming the satisfaction of the condition set forth in Section 6.2(a), Parent and the Surviving Corporations shall be solvent following the Closing, after giving effect to the Mergers contemplated in this Agreement, including any indebtedness incurred in connection therewith.

Section 4.9 Disclaimer Regarding Projections, Forecasts and Business Plans.

(a) In connection with Parent’s investigation of the Companies, Parent has received from the Companies and their affiliates, agents and representatives a Confidential Information Memorandum (the “CIM”) prepared by Goldman, Sachs & Co. and certain projections and other forecasts, including but not limited to projected financial statements, cash flow items and other data of the Companies and certain business plan information of the Companies. Parent acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans. Accordingly, Parent acknowledges that, without limiting the generality of the last paragraph of Article III, none of the Companies, the Stockholders, or any of the representatives, agents or affiliates of the foregoing, have made any representation or warranty with respect to the CIM or such projections and other forecasts and plans.

(b) Notwithstanding anything contained in Article IV or any other provision of this Agreement, it is the intent of each party to this Agreement that Parent is not making any representation or warranty whatsoever, express or implied, except those representations and warranties set forth in this Article IV, and in entering into this Agreement and in consummating the Transactions, the Companies and the Stockholders acknowledge and agree that they are not relying on any statement, representation or warranty other than those representations and warranties set forth in this Article IV.

ARTICLE V

COVENANTS

Section 5.1 Conduct of the Business.

(a) From the date hereof until the Closing Date, except as (A) contemplated by this Agreement, (B) set forth in Schedule 5.1, or (C) as required by Applicable Law, each Company shall, and shall cause its Subsidiaries to, operate their business in the Ordinary Course of Business, and

(b) from the date hereof to the Closing Date, except as (A) contemplated by this Agreement, (B) set forth in Schedule 5.1 or (C) as required by Applicable Law, each Company and its Subsidiaries shall not do any of the following without the prior consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) grant to any Company Employee any increase in compensation or benefits, except (1) for normal salary increases following performance reviews and payment of any performance-based incentives upon the achievement of performance goals as in effect immediately prior to the date of this Agreement, (2) in connection with any newly hired employees filling positions that are, as of the date of this Agreement, vacant (or which become vacant due to terminations of employment and/or promotions) and in connection with any promotions, (3) as may be required under existing Benefit Plans or (4) as may be required by Applicable Law;

(ii) make any material change in any method of accounting or accounting practice or policy other than as required by GAAP;

(iii) amend its certificate of incorporation, as amended through the date hereof, or by-laws (or other organizational documents);

(iv) redeem or otherwise acquire any shares of its capital stock or issue any capital stock;

(v) acquire all or a substantial portion of the assets or capital stock of any business or any corporation, partnership, association or other business organization or division thereof;

(vi) make or incur any capital expenditure which, individually, is in excess of $250,000;

(vii) pay, loan or advance any amount to any Person, or sell, transfer or lease any of its assets with a value in excess of $200,000, or enter into any agreement or arrangement with the Stockholders or any of their respective Affiliates (other than the Company and its Subsidiaries);

(viii) amend or terminate any Material Contract or Benefit Plan, or enter into any agreement that, if existing on the date of this Agreement, would be a Material Contract, except as required by Applicable Law or such Material Contract, and provided that, with respect to collective bargaining agreements, neither this clause (viii) nor any other provisions hereof shall be interpreted to interfere with the Company’s or any of its Subsidiaries’ duty under the National Labor Relations Act to bargain in good faith;

(ix) modify, amend, terminate or permit the lapse of, in any material manner, any lease of, operating agreement or other agreement relating to any real property owned or used by any of the Companies or their Subsidiaries (except for the lapse or termination of any lease or agreement in accordance with its terms);

(x) permit any of its assets to become subjected to any Encumbrance, other than Permitted Encumbrances and those Encumbrances existing prior to the date of this Agreement which would be removed at or prior to Closing or except as required by Applicable law;

(xi) other than the sale of inventory and the license of software in the ordinary course of business consistent with past practice, sell, lease or otherwise dispose of any of its assets; or

(xii) accelerate in any material respect the collection of Accounts Receivable other than in the Ordinary Course of Business;

(xiii) commit or pledge to make any material charitable contribution; or

(xiv) other than in the ordinary course of business consistent with past practices, incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness.

(c) Other than the right to consent or withhold consent with respect to the foregoing matters, nothing contained herein shall give Parent or any of the Merger Subs any right to manage, control, direct or be involved in the management of any Company, its Subsidiaries or the business prior to the Closing.

Section 5.2 Access to Information.

(a) From the date of this Agreement until the earlier of the termination of this Agreement and the Closing, each Company shall give Parent and its authorized representatives reasonable access to the offices, properties, books and records, and personnel of each Company and its Subsidiaries during normal business hours and upon reasonable prior notice; provided, however, that such access shall not unreasonably interfere with normal operations of any Company or its Subsidiaries, and shall furnish to Parent and its authorized representatives such financial and operating data and other information as Parent may reasonably request; provided, further, that the foregoing shall not require any Company or its Subsidiaries to provide any such access or furnish any such information that in its reasonable judgment would violate any Applicable Law or violate any obligations with respect to confidentiality or, in the reasonable judgment of such Company, compromise or constitute a waiver of any attorney-client or work product privilege of such Company or its Subsidiaries. Access pursuant to this Section 5.2 shall also include Parent’s access to the Carlstadt Facility for the purpose of conducting a Phase I environmental site assessment; provided, however that such Phase I access shall not include sampling of any media whatsoever, intrusive or otherwise, and provided further that Parent shall provide the Companies with copies of any resulting reports, summary charts or audits as promptly as practicable after the date of this Agreement but in no event later than 10 Business Days prior to Closing, whether in the form of final or draft documentation.

(b) Any information regarding any Company and its Subsidiaries obtained prior to, as of, or after, the date of this Agreement from or on behalf of such Company or any of its Subsidiaries by Parent shall be subject to the terms of the Confidentiality Agreement and such information shall be held in accordance with the terms of such Confidentiality Agreement.

(c) For the purposes of determining any payments pursuant to Section 2.11(d), from the date of the Closing until the date that all payments pursuant to Section 2.11(d) have been made, Parent shall cause each Surviving Corporation to give the Stockholders and their authorized representatives reasonable access to the books, records, financial and operating data and other information of each Surviving Corporation and its Subsidiaries that relate to preparation of the Closing Balance Sheet and Closing Statement during normal business hours and upon reasonable prior notice; provided, however, that such access shall not unreasonably interfere with normal operations of any Surviving Corporation or its Subsidiaries.

Section 5.3 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions provided in this Agreement, except as otherwise provided in this Agreement, each of the parties to this Agreement shall use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other parties to this Agreement in doing all things necessary, under Applicable Law to consummate and make effective, in a reasonably expeditious manner, the transactions contemplated by this Agreement, including, but not limited to: (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the obtaining of all necessary actions or nonactions, consents and approvals from any Governmental Entity or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Entities if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Entity or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement; (iii) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement. Without limiting the foregoing, each Company and Parent shall promptly (and in no event later than ten (10) business days following the date that this Agreement is executed) make or cause to be made all Filings required by the parties to this Agreement or on their behalf under the HSR Act or Applicable Foreign Antitrust Law relating to the transactions contemplated hereby and shall use their reasonable best efforts to cause the waiting period thereunder to expire as quickly as possible.

(b) To the extent required by their respective commitments to use reasonable best efforts set forth in Section 5.3(a), Parent and each Company agree to take promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any antitrust, competition or merger control laws that may be required by any foreign or U.S. federal, state or local antitrust or competition Governmental Entity, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Mergers and the other transactions contemplated by this Agreement.

(c) Each party to this Agreement shall promptly inform the other parties of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If any party to this Agreement or affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as practicable and after consultation with the other party, an appropriate response in compliance with such request.

(d) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.3 shall require Parent to agree to the imposition of conditions or restrictions or the divestiture of assets of Parent or any of its Affiliates or of any of the Companies which would have a materially adverse effect on the business or financial condition of Parent or of the Companies taken as a whole.

Section 5.4 Tax Matters.

(a) Preparation and Filing of Returns and Payment of Taxes. The Stockholders’ Representative shall prepare and timely file or cause the Surviving Corporations to prepare and timely file all Returns with respect to each Company and any of its Subsidiaries for any Pre-Closing Period. To the extent that Parent is obligated to file such Returns, the Stockholders’ Representative (as defined below) shall deliver to Parent such Returns for its review and comment at least ten (10) days prior to the due date (including extensions) of any such Return. All such Returns shall be prepared and filed in a manner that is consistent, in all material respects, with the prior practice of each Company and any of its Subsidiaries (including, without limitation, prior Tax elections and accounting methods or conventions made or utilized by each Company and any of its Subsidiaries), except as required by Applicable Law or regulations. Parent shall sign and timely file or cause each Company and any of its Subsidiaries to sign and timely file all Returns. The Stockholders’ Representative, on behalf of the

Stockholders, shall pay and indemnify and hold Parent and the Surviving Corporations harmless against all Taxes due with respect to any Pre-Closing Period.

(b) Tax Cooperation.

(i) For a period of seven years from and after the Closing, the Stockholders’ Representative and Parent agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records), and assistance relating to each Company or any of its Subsidiaries as is reasonably requested for the filing of any Returns, for the preparation of any audit, and for the prosecution or defense of any claim, suit or proceeding related to any proposed adjustment. Any information obtained under this Section 5.4(b)(i) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Returns or claims for refund or in conducting an audit or other proceeding. After the expiration of such seven-year period, the Stockholders’ Representative, Parent or the Surviving Corporations, as the case may be, may dispose of such information, books and records; provided that prior to such disposition, (1) the Stockholders’ Representative shall give Parent the opportunity, at Parent’s expense, to take possession of such information, books and records held by the Stockholders’ Representative; and (2) Parent shall give the Stockholders’ Representative the opportunity, at the Stockholders’ Representative’s expense, to take possession of such information, books and records held by the Surviving Corporations.

(ii) Parent and the Surviving Corporations shall not, without the prior written consent of the Stockholders’ Representative, amend any Return (except as required by Applicable Law), or waive or extend any statute of limitations, if any such amendment, waiver, or extension would increase the amount of Taxes payable by the Stockholders with respect to its ownership of Common Stock, the Merger Consideration or any distribution or payment made by any Company to Stockholders on or before the Closing Date.

(c) Section 338(h)(10) Election.

(i) Upon the request of Parent, the Stockholders shall join with Parent in an election with respect to the purchase and sale of the Common Stock under Section 338(h)(10) of the Code and any similar provisions of state and local Laws (all such elections being referred to collectively as the “Section 338(h)(10) Elections”). If Parent so requests, the Stockholders’ Representative shall deliver to Parent, at or prior to the Closing, a properly executed IRS Form 8023 containing information then available, which Parent shall file or cause to be filed with the Internal Revenue Service not later than thirty (30) days prior to the date such Section 338(h)(10) Elections are required to be filed. Parent and the Stockholders’ Representative shall, as promptly as practicable following the Closing Date, cooperate with each other to take all other actions necessary and appropriate (including filing such forms, returns, elections, schedules and other documents as may be required) otherwise to effect, perfect and timely preserve the Section 338(h)(10) Elections.

(ii) If Section 338(h)(10) Elections are made Parent shall prepare and deliver to the Stockholders’ Representative (A) a schedule allocating the “aggregate deemed sales price,” as defined in Treasury Regulation Section 1.338-4, among the assets of the Company and (B) a complete set of IRS Forms 8883 (and any comparable forms required to be filed under Applicable Law) and any additional data or materials required to be attached thereto pursuant to the Treasury Regulations promulgated under Section 338 of the Code (the “Allocation Schedules”). The Allocation Schedules shall be reasonably satisfactory to the Stockholders’ Representative and shall be prepared in accordance with Section 338(h)(10) of the Code and the Treasury Regulations thereunder. Allocations to various asset groups shall be made based on appraisals with the allocation to inventory and accounts receivable being no more than an amount equal to the tax basis of each such asset.

(iii) The Stockholders’ Representative shall have thirty (30) days following receipt by it of the Allocation Schedules during which to dispute any item contained in the Allocation Schedules. If the Stockholders’ Representative fails to notify Parent of any such dispute within such 30-day period, the Allocation Schedules shall be deemed to have been accepted by the Stockholders’ Representative. If the Stockholders’ Representative timely notifies Parent of any such dispute, and the Stockholders’ Representative and Parent cannot resolve any such dispute within twenty (20) days of receipt by Parent of such notice, such dispute shall be resolved by the Accountants; the determination of the Accountants with respect to such dispute shall be made as promptly as practicable and shall be final and binding on the Stockholders’ Representative and Parent, and may be entered and enforced in any court having jurisdiction. The fees and expenses of the Accountants shall be borne equally by Parent and the Stockholders’ Representative.

(iv) If Section 338(h)(10) Elections are made, Parent and the Stockholders’ Representative shall report the Merger pursuant to this Agreement consistent with the Section 338(h)(10) Elections and the Allocation Schedules, and shall take no position to the contrary thereto in any Return, or in any proceeding before any Tax Authority or otherwise. Neither Parent nor the Stockholders shall take any action to modify any of the forms or reports (including any corrections, amendments or supplements thereto) that are required for the making of the Section 338(h)(10) Elections after their execution or to modify or revoke any of the Section 338(h)(10) Elections following the filing of the Form 8023 without the written consent of the other party, which consent shall not be unreasonably delayed or withheld.

(d) Survival of Obligations. Notwithstanding any other provision of this Agreement, the obligations of the parties set forth in this Section 5.4 shall remain in effect until the expiration of the applicable statutes of limitations (including valid extensions thereof).

(e) Transfer Taxes. All excise, sales, use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the sale and transfer by the Stockholders’ Representative to Parent of the Common Stock (the “Transfer Taxes”), shall be borne fully by

Parent. Any Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for filing such Returns, and such party will use its commercially reasonable efforts to provide such Returns to the other party at least 10 days prior to the due date for such Returns.

Section 5.5 Expenses. Except as otherwise provided in this Agreement, whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 5.6 Benefit Plans.

(a) Earned Compensation and Benefits. Parent acknowledges that the Surviving Corporation and its Subsidiaries (or any successor thereof) is obligated to (i) pay in the ordinary course all amounts earned by the Company Employees under the Sales Incentive Program and any other incentive compensation plans and agreements set forth on Schedule 3.14(a) as of the Closing Date; (ii) pay in the ordinary course all salaries, wages and other base compensation to the Company Employees that has accrued but remains unpaid as of the Closing Date; (iii) on and after the Closing Date, honor, in accordance with their terms, all employment agreements and all Benefit Plans set forth on Schedule 3.14(a); (iv) on and after the Closing Date, honor in accordance with their terms, all collective bargaining agreements set forth on Schedule 3.14(f); and (v) on and after the Closing Date, permit the Company Employees to take all vacation and other paid time off which has been accrued but remains unused by such Company Employees (as reflected on the Closing Balance Sheet) pursuant to the Company’s vacation and paid time off policies. Except with respect to compensation and benefits accrued by the Company Employees as of the Closing Date, nothing contained herein shall be construed to limit the right of Parent to amend any Benefit Plan following the Closing Date in accordance with the terms thereof.

(b) Service Credit; Pre-Existing Conditions’ Co-payments and Deductibles

(i) Parent shall cause each Company Employee to be given credit for purposes of vacation accrual and eligibility for benefits for all service, on and prior to the Closing Date, with the corresponding Company or Subsidiary (to the extent taken into account or recognized by such Company or Subsidiary under the corresponding Benefit Plan in effect immediately prior to the Closing Date) under each employee benefit plan, program and arrangements maintained by the corresponding Company or Subsidiary or the Parent for his or her benefit on or after the Closing Date.

(ii) With respect to any welfare benefit plans maintained for the benefit of the Company Employees on and after the Closing Date, Parent shall (i) cause to be waived any pre-existing condition limitations and waiting periods to the full extent required by law, and (ii) to the extent practicable, give effect, in determining any deductible and maximum out-of-pocket limitations for the year in which the Closing Date occurs, to claims incurred and amounts paid by, and amounts reimbursed to, such employees under the corresponding Benefit Plan in effect immediately prior to the Closing Date.

Section 5.7 Termination of Certain Agreements. All agreements between any Stockholder or any affiliate of any Stockholder (other than any Company and its Subsidiaries), on the one hand, and any Company or any of its Subsidiaries, on the other hand, shall be terminated as of the Closing Date, and all obligations and liabilities thereunder shall be satisfied on the Closing Date other than any agreements relating to the indemnification of current directors and officers of each Company or any of its Subsidiaries.

Section 5.8 [Intentionally Omitted].

Section 5.9 Parent’s Financing Activities.

(a) Parent acknowledges and agrees that each Company and the Stockholders have no responsibility for, or liability in connection with, any financing that Parent may raise in connection with the transactions contemplated hereby or any cooperation provided pursuant to this Agreement and Parent shall indemnify and hold harmless each Company, the Stockholders and their respective representatives and advisors from and against any and all Adverse Consequences suffered or incurred by any of them in connection with the financing or any information utilized in connection therewith; provided that none of the foregoing in this clause (a) shall affect the Stockholders’ obligations to indemnify Parent pursuant to Article VII.

(b) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate the financing necessary to pay the Required Amount for the consummation of the transactions contemplated by this Agreement at or prior to Closing. Parent shall keep each Company reasonably informed of material developments in respect of the financing process relating thereto; including without limitation by providing, upon request of any Company, updates on the status and terms of the Debt Financing and any replacement financing. In the period between the date hereof and the Closing Date, upon request of Parent, each Company shall, and shall use reasonable best efforts to cause its affiliates and representatives to, reasonably cooperate with Parent in connection with the Debt Financing. Parent shall promptly, upon request by any Company, reimburse such Company for all documented out-of-pocket expenses incurred by such Company or its affiliates or representatives in connection with such cooperation.

Section 5.10 Litigation Assistance. The Stockholders shall cooperate with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company that relate to events or occurrences that transpired prior to the Closing Date. The Stockholders’ cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. The Stockholders also shall cooperate with the Company in connection with any investigation or review by any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired prior to the Closing Date. The Company shall reimburse the Stockholders for any reasonable and out-of-pocket expenses incurred in connection with the Stockholders’ performance of obligations pursuant to this Section 5.10.

Section 5.11 Releases. Each Stockholder, for itself and its heirs, personal representatives, successors and assigns (collectively, the “Releasors”), hereby forever fully and irrevocably releases and discharges Parent, the Companies and their respective predecessors, successors, direct or indirect subsidiaries and past and present stockholders, members (direct and indirect), managers, directors, officers, employees, agents, and representatives (collectively, the “Released Parties”) from any and all actions suits, claims, demands, debts, promises, judgments, liabilities or obligations of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including claims for damages, costs, expense, and attorney’s, brokers’ and accountants fees and expenses) arising out of or related to events, facts, conditions or circumstances existing or arising prior to the Closing Date, which the Releasors can, shall or may have against the Released Parties, whether known or unknown, suspected or unanticipated as well as anticipated and that now exist or may hereinafter accrue based on matters now known as well as unknown (collectively, the “Released Claims”), and hereby irrevocably agree to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any Proceeding of any kind before any Governmental Body or other tribunal, against any Released Party based upon any Released Claim. Notwithstanding the preceding sentence of this Section 5.11, “Released Claims” does not include, and the provisions of this Section 5.11 shall not release or otherwise diminish, the obligations of Parent or the Company expressly set forth in any provisions of this Agreement or the agreements entered into as of the Closing as contemplated hereby.

Section 5.12 Compliance with the New Jersey Industrial Site Recovery Act.

(a) For the facility located in Carlstadt, New Jersey (the “Carlstadt Facility”), the Company shall be responsible for actions necessary to comply with the New Jersey Industrial Site Recovery Act (“ISRA”) prior to the Closing. The Company shall promptly provide Parent with advance copies of all submittals to be filed in connection with ISRA and shall incorporate any reasonable substantive comments provided by Parent into such filings; provided, that in so doing the Company shall not be unreasonably delayed in making such filings. The Company shall provide copies of correspondence and documents received from the New Jersey Department of Environmental Protection (“NJDEP”) to Parent on a timely basis. Without limiting the generality of the foregoing, with respect to the Carlstadt Facility, the Company (or if after Closing, the Stockholders’ Representative) shall, as appropriate and necessary under ISRA, (i) timely file a General Information Notice with NJDEP, (ii) use commercially reasonable efforts to secure prior to the Closing, (A) a written approval from the NJDEP of a negative declaration which has been submitted by the Company (or if after Closing, the Stockholders’ Representative) to the NJDEP and as required is supported by a Preliminary Assessment (as defined under ISRA) prepared in compliance with ISRA, (B) an unconditional “no further action” letter from NJDEP under ISRA or a “no further action” letter conditioned on the imposition of Institutional Controls, subject to the provisions in Section 5.12(c), (C) a written approval from NJDEP granting a De Minimis Quantity Exemption (as defined under ISRA), (D) a Letter of Non-Applicability from NJDEP, or (E) if, the Company (or if after Closing, the Stockholders’ Representative), applying commercially reasonable efforts, is unable to secure (A), (B), (C) or (D), NJDEP’s approval of a Remediation Agreement (as defined under ISRA) pursuant to Section 5.12(b) (any of (A), (B), (C), (D) or (E), an “ISRA Clearance”). Parent and, if after Closing, the Surviving Corporation shall use commercially reasonable efforts to cooperate with the Company (or if after Closing, the Stockholders’ Representative) in connection with its actions with respect to its compliance with ISRA, including with respect to executing any forms necessary to allow the parties hereto to timely consummate the transactions contemplated by this Agreement in accordance with ISRA requirements and access to the Carlstadt Facility as reasonably required. The Company shall be responsible for all costs and expenses incurred by the Company in connection with actions taken by the Company to comply with ISRA prior to the Closing, including all costs and expenses of attorneys, environmental consultants and engineers retained by the Company to comply with ISRA. Parent shall be responsible for its own cost and expenses in connection with monitoring the Company’s compliance with ISRA; provided that the foregoing shall not affect the Stockholders’ obligation to indemnify Parent pursuant to Article VII hereof. The Company and Parent acknowledge and agree that in order to timely consummate the transactions contemplated by this Agreement it may be necessary for the Surviving Corporation to enter into a Remediation Agreement pursuant to the conditions set forth in Sections 5.12(b) and (d), whereby the Surviving Corporation commits to comply with the requirements of ISRA after the Closing, subject to the Stockholders’ obligation to indemnify Parent pursuant to Article VII hereof, if applicable. Such Remediation Agreement may require Parent to establish financial assurance on behalf of the Surviving Corporation in accordance with NJDEP regulations.

(b) The Company shall use commercially reasonable efforts to secure ISRA Clearance prior to the Closing and shall keep the Parent reasonably informed about the Company’s progress in securing ISRA Clearance; provided, however, if ISRA Clearance has not been achieved by the Closing Date, the Company (after consulting with and obtaining the reasonable approval of Parent) or Parent shall, to the extent permitted by applicable Law, cause the Surviving Corporation to execute (or, if the Surviving Corporation is not able to execute, the Company shall execute) a Remediation Agreement as the responsible party with the NJDEP, and Parent shall provide financial assurance pursuant to ISRA and NJDEP requirements. The Stockholders’ Representative shall continue to complete actions pursuant to ISRA requirements up until, and to the extent required by ISRA and the NJDEP, the completion of a Remedial Investigation (as defined under ISRA). Immediately after the Closing and at the conclusion of the Remedial Investigation stage, if any, Parent shall cause Surviving Corporation to assume the obligations required to attain ISRA Clearance, and Parent shall cause the Surviving Corporation to commit to comply with ISRA in connection therewith.

(c) To the extent that the Company (or if after Closing, the Stockholders’ Representative) is able to reduce the costs for compliance with ISRA by agreeing to deed restrictions or institutional controls (including any classification exception area for groundwater) (collectively, the “Institutional Controls”), Parent agrees to cause the Surviving Corporation to accept such Institutional Controls and execute any documents related thereto as may reasonably be requested by the Company (or if after Closing, the Stockholders’ Representative); provided, that the Surviving Corporation is under no obligation to agree to such Institutional Controls if this will unreasonably interfere with the Surviving Corporation’s operation of the Business as currently operated following the Closing or result in significant expense increase or a reduction in profit margins, and the Company (or if after Closing, the Stockholders’ Representative) shall provide Parent with notice and consult with it prior to the imposition of any such Institutional Controls.

(d) To the extent the Surviving Corporation is required to execute a Remediation Agreement and/or incurs Cleanup Costs related to the Excepted Environmental Matters, such Cleanup Costs shall be reimbursed to Parent pursuant to Section 7.3(c) of this Agreement and subject to Section 7.6(b).

Section 5.13 Additional Agreements. Parent shall use reasonable best efforts to negotiate in good faith employment and compensation arrangements with the individual listed on Schedule 5.13 to be entered into at the Closing.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party to consummate the Closing shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) any applicable waiting period under the HSR Act relating to the Mergers shall have expired or been terminated;

(b) no temporary restraining order, preliminary or permanent injunction, cease and desist order or other legal restraint or prohibition of any Governmental Entity preventing the purchase and sale contemplated hereby or the consummation of the transactions to be effected at the Closing shall be in effect; and

(c) the Company shall have secured ISRA Clearance or the NJDEP shall have submitted a final Remediation Agreement for execution by either the Company or the Surviving Corporation, as applicable.

Section 6.2 Conditions to Obligation of Parent and the Merger Subs. The obligation of Parent and the Merger Subs to consummate the Closing shall be subject to the satisfaction (or waiver, in whole or in part, to the extent permitted by Applicable Law, by Parent) at or prior to the Effective Time of each of the following conditions:

(a) the representations and warranties of the Stockholders contained in this Agreement (in each case, disregarding all materiality qualifications therein) that (i) are not made as of a specific date shall be true and correct (A) as of the date of this Agreement and (B) as of the Closing, as though made on and as of the Closing and as modified by an updated Company Schedule delivered to Parent not less than forty-eight (48) hours prior to the Closing and reflecting no Material Adverse Effect, and (ii) are made as of a specific date shall be true and correct as of such date except, in the case of each (i) and (ii), where the failure of such representations or warranties to be true and correct, in the aggregate, does not have a Material Adverse Effect.

(b) each Company shall have performed, in all material respects, all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under this Agreement on or prior to the Closing Date;

(c) each Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior officer of such Company, and certifying as to the satisfaction by such Company of the applicable conditions specified in Sections 6.2(a) and 6.2(b);

(d) the Stockholders shall have delivered to Parent certificates representing all of the Shares accompanied by duly executed letters of transmittal in a form reasonably acceptable to Parent;

(e) the consent to the Merger of Pantone, Inc. of the lessor under the Lease Agreement between Commerce Boulevard, LLC and Pantone, Inc. shall have been obtained;

(f) the Stockholders shall have delivered to Parent, all in form reasonably satisfactory to Parent:

(i) evidence of the approval of the Mergers by the board of directors and all of the stockholders of each of the Companies;

(ii) a correct and complete Accounts Receivable aging schedule as of a date within seven (7) days prior to the Closing Date;

(iii) a Noncompetition Agreement from Lawrence Herbert substantially in the form of Exhibit C;

(iv) an Employment and Noncompetition Agreement with each of Richard Herbert and Lisa Herbert in substantially the form of Exhibit D;

(v) an Employment and Noncompetition Agreement with Juergen Stolt in substantially the form of Exhibit E;

(vi) a landlord’s estoppel certificate from the lessor to the Company of Real Estate located at 590 Commerce Boulevard, Carlstadt, New Jersey;

(vii) a partially completed and executed IRS Form 8023 (and any similar state forms) required to be filed in connection with the Section 338(h)(10) election;

(viii) the Escrow Agreement, executed on behalf of the Stockholders; and

(ix) pay-off letters with respect to all Indebtedness of any Company.

Section 6.3 Conditions to Obligation of the Companies. The obligation of each Company to consummate the Closing shall be subject to the satisfaction (or waiver, in whole or in part, to the extent permitted by Applicable Law, by each Company) at or prior to the Effective Time of each of the following conditions:

(a) the representations and warranties of Parent and the Merger Subs contained in this Agreement that (i) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in all material respects;

(b) Parent and the Merger Subs shall have performed all obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by each under this Agreement on or prior to the Closing Date; and

(c) Parent shall have each delivered to each Company a certificate, dated the Closing Date, signed by a senior officer of Parent, and certifying as to the satisfaction by each of the applicable conditions specified in Sections 6.3(a) and 6.3(b).

ARTICLE VII

SURVIVAL OF REPRESENTATIONS AND

WARRANTIES; INDEMNIFICATION

Section 7.1 General. From and after the Closing, the parties shall indemnify each other as provided in this Article VII. The party or parties seeking indemnification are sometimes referred to herein as the “Indemnified Party” and the party or parties against which indemnification is sought are sometimes referred to as the “Indemnifying Party.”

Section 7.2 Survival.

(a) All representations, warranties, covenants and agreements of the parties contained in this Agreement or any certificates delivered pursuant to this Agreement will survive the Closing Date and will not terminate except as otherwise provided in Section 7.2(b). The right to indemnification, payment of any losses or other remedy based on such representations, warranties, covenants, and agreements will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time after the Closing Date with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or agreements.

(b) Any representation and warranty set forth in Article III or Article IV (other than Section 3.14(l) (but only in respect of Adverse Consequences arising out of or in connection with Taxes) and Section 3.15 which shall survive the Closing Date for the period of time specified in the applicable statute of limitations and Sections 3.16 and 7.3(c) which shall survive the Closing Date for a period of seven (7) years) shall terminate on the date that is one (1) year after the Closing Date unless the notice referred to in Section 7.5(a) shall have been given to the Indemnifying Party with respect to any breach or inaccuracy of such representation and warranty on or before such date. Notwithstanding the foregoing, any claim for indemnification under this Article VII may be made at any time without limitation if such claim is related to (a) any fraud or knowing or intentional misrepresentation by any party in connection with this Agreement or (b) any breach of the representations and warranties in Section 3.1, 3.2 or 3.5.

Section 7.3 Indemnification Covenants of Stockholders. The Stockholders shall, jointly and severally, indemnify Parent for and hold Parent harmless from and against the entirety of any Adverse Consequences sustained or incurred by Parent (including any Adverse Consequences sustained or incurred after the end of any applicable survival period) for which a notice has been delivered prior to the end of the applicable survival period in accordance with Section 7.5 hereof resulting from or arising out of:

(a) any breach or inaccuracy of any representation or warranty made by the Stockholders to Parent in this Agreement or in any certificate or other document delivered by the Stockholders or the Company to Parent in connection with Section 6.2(f) at Closing;

(b) any failure of the Stockholders or any Company to comply with, or any breach or nonfulfillment by the Stockholders or any Company of, any covenant or agreement of the Stockholders of any Company set forth in this Agreement or in any certificate delivered by the Stockholders or any Company in connection with the transactions contemplated hereby; and

(c) the Cleanup Costs related to the two items on Schedule 7.3(c) (the “Excepted Environmental Matters”) including any releases of Environmental Hazardous Materials attributable to the transformer referred to in item 1 and any releases of Environmental Hazardous Materials attributable to the Historic Fill referred to in item 2.

References to Parent in this Section 7.3 includes its shareholders and other Affiliates, the Surviving Corporations, and their respective officers, directors, agents, successors and assigns (the “Parent Indemnitees”).

Section 7.4 Indemnification Covenants of Parent. Parent shall indemnify the Stockholders for and hold the Stockholders harmless from and against the entirety of any Adverse Consequences sustained or incurred by the Stockholders (including any Adverse Consequences sustained or incurred after the end of the applicable survival period) resulting from or arising out of:

(a) any breach or inaccuracy of any representation or warranty made by Parent to the Stockholders in this Agreement or in any certificate or other document delivered by Parent to the Stockholders in connection with the transactions contemplated hereby; and

(b) any failure of Parent to comply with, or any breach or nonfulfillment by Parent of, any covenant or agreement of Parent set forth in this Agreement or in any certificate or other document delivered by Parent to the Stockholders in connection with the transactions contemplated hereby or thereby.

References to any Stockholders in this Section 7.4 includes their respective Affiliates, agents, successors and assigns (the “Stockholder Indemnitees”).

Section 7.5 Claims for Indemnification.

(a) Promptly upon the Indemnified Party obtaining knowledge of any facts causing it to believe that it has a claim for indemnification against the Indemnifying Party hereunder, the Indemnified Party shall give written notice of such claim to the Indemnifying Party. Such written notice shall set forth in reasonable detail the nature and (to the extent then known) the amount of the claim. Notwithstanding the foregoing, the Indemnified Party’s right of indemnification hereunder shall not be affected by its failure to give or by its delay in giving such notice unless, and then only to the extent that, the rights of the Indemnifying Party are materially prejudiced as a result of such failure or delay.

(b) The Indemnified Party shall tender to the Indemnifying Party the defense of any Proceeding brought by any third party (hereinafter “Third Party Claim”). The Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 10 Business Days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill the Indemnifying Party’s indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom of practice adverse to the continuing business interests or the reputation of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. Failure by the Indemnifying Party to assume such defense shall be deemed a waiver by the Indemnifying Party of its right to so defend.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 7.5(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, and (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party unless such judgment or settlement provides solely for payment by the Indemnifying Party, a full release of the Indemnified Party for any and all obligations with respect to the Third Party Claim and no admission of wrongdoing by the Indemnified Party.

(d) If the Indemnifying Party does not assume the defense of any Third Party Claim as provided herein or if any of the conditions specified in Section 7.5(b) is or becomes unsatisfied, then (i) the Indemnified Party may defend against such Third Party Claim in such manner that the Indemnified Party deems advisable or appropriate and may settle such Third Party Claim or consent to the entry of judgment with respect thereto upon such terms as it deems advisable or appropriate, (ii) the Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs and expenses sustained or incurred by the Indemnified Party in the defense or settlement of such Third Party Claim (including attorneys’ fees and expenses), and (iii) the Indemnifying Parties will remain responsible for any Adverse Consequences the Indemnified Party may sustain or incur resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Article VII.

(e) The parties shall cooperate with each other in connection with any Third Party Claim and provide each other with access to relevant personnel, books, records and other information in its possession.

Section 7.6 Limitations on Liability of the Stockholders.

(a) Except with respect to any fraud or knowing or intentional misrepresentation by the Stockholders in connection with this Agreement, Parent Indemnitees shall not be entitled to indemnification pursuant to Section 7.3(a) until the aggregate amount of the Stockholders’ indemnification obligations to Parent Indemnitees for Adverse Consequences pursuant to this Article VII, determined without regard to this Section 7.6, exceeds the amount equal to $2,000,000 (the “Threshold Amount”), in which event the Stockholders’ indemnification obligations shall be for the amount of all Adverse Consequences subject to indemnification in excess of the Threshold Amount. Notwithstanding the foregoing, the Threshold Amount shall not be applicable to indemnification pursuant to Section 7.3(c).

(b) Notwithstanding anything else to the contrary contained in this Agreement, except with respect to any fraud or knowing or intentional misrepresentation by the Stockholders in connection with this Agreement, the Stockholders’ maximum aggregate indemnification obligations to Parent Indemnitees pursuant to Sections 7.3(a) and 7.3(c), collectively, shall not exceed $10,000,000.

Section 7.7 Limitations on Liability of Parent.

(a) Except with respect to any fraud or knowing or intentional misrepresentation by Parent in connection with this Agreement, Stockholder Indemnitees shall not be entitled to indemnification pursuant to Section 7.4(a) until the aggregate amount of Parent’s indemnification obligations to Stockholder Indemnitees for Adverse Consequences pursuant to this Article VII, determined without regard to this Section 7.7, exceeds the Threshold Amount, in which event Parent’s indemnification obligations shall be for the amount of Adverse Consequences subject to indemnification in excess of such Threshold Amount.

(b) Notwithstanding anything else to the contrary contained in this Agreement, except with respect to any fraud or knowing or intentional misrepresentation by Parent in connection with this Agreement, Parent’s maximum aggregate indemnification obligations to Stockholder Indemnitees pursuant to Section 7.4(a), collectively, shall not exceed $10,000,000.

Section 7.8 Recovery. Parent shall be entitled to recover any Adverse Consequences to which the Parent Indemnitees are entitled to indemnification pursuant to this Agreement first from the Escrow Amount and then, only after release of the Escrow Amount (other than amounts retained for pending claims, if any), from the Stockholders pro rata in proportion to the portion of the Merger Consideration received by such Stockholder pursuant to this Agreement.

Section 7.9 Other Indemnification Matters.

(a) All indemnification payments under this Article VII will be deemed adjustments to the Merger Consideration.

(b) No Person shall be entitled to recover any amount under this Article VII for any Adverse Consequence to the extent such Adverse Consequence has been directly or indirectly remedied by indemnification already paid to such Person or its Affiliates pursuant to this Article VII.

(c) The amount of any Adverse Consequences for which indemnification is provided under this Article VII shall be net of any amounts recovered by the Indemnified Party under insurance policies with respect to such Adverse Consequences (but shall include such Indemnified Party’s reasonable expenses incurred in obtaining such recovery and any resulting increase in premiums). If any Adverse Consequences are paid and an Indemnified Party thereafter receives a related insurance recovery, then such Indemnified Party will pay the amount thereof to the Indemnifying Party promptly after such recovery.

Section 7.10 Interest. Any Adverse Consequence subject to indemnification under this Article VII shall bear interest from (a) the later of (i) the Indemnifying Party’s receiving notice of such Adverse Consequence, and (ii) the date such Adverse Consequence is sustained or incurred, until (b) the date on which such Adverse Consequence is indemnified pursuant to the provisions hereof, at a rate equal to the lesser of 9% per annum or the maximum rate permitted by Applicable Law. Such interest shall be payable in immediately available funds upon demand.

Section 7.11 Exclusive Remedy. After the Effective Time, indemnification under this Article VII shall be the sole and exclusive remedy of Parent Indemnitees for any breach of a representation or warranty contained in Article III, except with respect to fraud and knowing and intentional misrepresentations. In furtherance of the foregoing, each of Parent and the Merger Subs hereby waives, on behalf of itself and on behalf of all Parent Indemnitees, from and after the Closing, to the fullest extent permitted under Applicable Law, any and all rights and claims (other than claims of fraud and knowing and intentional misrepresentations) for Adverse Consequences it may have against the Stockholders and their respective Affiliates (collectively, the “Released Stockholder Parties”) relating to the representations and warranties in this Agreement, and the Companies and their respective assets and liabilities, and agrees not to bring or threaten to bring or otherwise join in such claim against the Released Stockholder Parties or any of them.

Section 7.12 Impact of Knowledge. If any Stockholder proves that Parent had “knowledge” (as defined in Article I) prior to the date hereof of any breach in any representation or warranty set forth in Article III, then, only to the extent of such knowledge, Parent Indemnities shall not be entitled to be indemnified pursuant to this Agreement, to sue for damages or to assert any other right or remedy for any Adverse Consequences arising out of or relating to such breach, notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto. Notwithstanding the foregoing, the parties expressly agree that for purposes of this Section 7.12 Parent shall not be deemed to have “knowledge” (as defined in Article I) of the matters set forth in items 1 and 2 of Schedule 7.3(c).

Section 7.13 Mitigation. The Indemnified Party and the Indemnifying Party shall cooperate with each other in good faith with respect to resolving any claim or liability with respect to which a Person is entitled to indemnity, including by making good faith commercially reasonable efforts to mitigate or resolve any such claim or liability.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination.

(a) This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing (i) by mutual written consent of each Company and Parent, (ii) by either the Company or Parent, if the Closing does not occur on or prior to the date that is 120 days after the date of this Agreement (as extended pursuant to the provision below, the “Outside Date”); provided, however, that the party seeking termination pursuant to this clause (ii) is not in material breach of its representations, warranties or agreements contained in this Agreement, or (iii) by each Company or Parent if the Closing shall not have occurred on or prior to the date that is ten (10) Business Days following the date on which all of the conditions to Closing in Article VI are satisfied or waived and such failure to close is a breach of the agreements of the other party contained in this Agreement; provided further that if, as of the Outside Date, all conditions set forth in Article VI shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing) other than the condition set forth in Section 6.1(a), then either any Company or Parent may extend the Outside Date to up to 270 days after the date of this Agreement (the period from 120 days after the date of this Agreement until any extension up to 270 days after the date of this Agreement is referred to as the “Extension Period”), by providing written notice to the other party. During any Extension Period Parent shall use reasonable best efforts to obtain the Debt Financing or to obtain alternative financing on terms that are comparable to or more favorable to Parent than the terms of the Debt Financing ( the “Extension Debt Financing”); provided that Parent shall not be obligated to consummate the Closing during the Extension Period unless it has obtained the Extension Debt Financing; and further provided, that if Parent uses such reasonable best efforts and is unable to obtain the Extension Debt Financing by the end of the Extension Period, then Parent may terminate this Agreement at the end of the Extension Period. Notwithstanding the foregoing, nothing in the preceding sentence shall affect Parent’s obligations to consummate the Closing prior to any Extension Period.

(b) In the event of termination by any party to this Agreement pursuant to this Section 8.1, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein, Parent shall, upon request by any Company, promptly redeliver to each Company all written or electronic information furnished to Parent in accordance with the Confidentiality Agreement.

(c) If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Sections 3.19 and 4.6 relating to broker’s fees, (ii) Section 5.5 relating to certain expenses, (iii) this Section 8.1, (iv) and Article IX. Nothing in this Section 8.1 shall be deemed to release any party to this Agreement from any liability for any breach by such party of the terms and provisions of this Agreement prior to such termination. of this Agreement that such other party was or is obligated to comply with or perform.

Section 8.2 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of Parent and each Company. Any of the parties to this Agreement may, by an instrument in writing signed on behalf of such party, waive compliance by any other party to this Agreement with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Notices. All notices, requests and other communications hereunder shall be in writing (including wire, telefax or similar writing) and shall be sent, delivered or mailed, addressed, or telefaxed:

(a)	if to Parent, to:

X-Rite, Incorporated

4300 44th Street SE

Grand Rapids, MI 49512

Attention: Chief Executive Officer

Facsimile: (616) 803-2530

with a copy (which shall not constitute notice) to:

McDermott Will & Emery LLP

227 W. Monroe Street

Chicago, IL 60606

Attention: Helen R. Friedli, P.C.

Facsimile: (312) 984-7700

(b)	if to any of the Companies, to:

305 Clarke Ave

Palm Beach, Florida 33480-6126

Attention: Lawrence Herbert

Facsimile: (561) 655-8156

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Attention: Mark N. Kaplan

Facsimile: (212) 735-2000

Each such notice, request or other communication shall be given (i) by mail (postage prepaid, registered or certified mail, return receipt requested), (ii) by hand delivery, (iii) by nationally recognized courier service or (iv) by telefax, receipt confirmed (with a confirmation copy to be sent by first class mail; provided that the failure to send such confirmation copy shall not prevent such telefax notice from being effective). Each such notice, request or communication shall be effective (i) if mailed, three days after mailing at the address specified in this Section 9.1 (or in accordance with the latest unrevoked written direction from such party), (ii) if delivered by hand or by nationally recognized courier service, when delivered at the address specified in this Section 9.1 (or in accordance with the latest unrevoked written direction from the receiving party) and (iii) if given by telefax, when such telefax is transmitted to the telefax number specified in this Section 9.1 (or in accordance with the latest unrevoked written direction from the receiving party), and the appropriate confirmation is received.

Section 9.2 Company Schedule. Disclosures by any Company included in any schedule to this Agreement (the “Company Schedule”) shall be considered to be made for purposes only of all schedules in which such disclosure is made or cross-referenced. Inclusion of any matter or item in any Schedule does not imply that such matter or item would, under the provisions of this Agreement, have to be included in any schedules in the Company Schedule or that such matter or term is otherwise material. In addition, matters disclosed in any schedules in the Company Schedule are not necessarily limited to matters required by this Agreement to be disclosed in the schedules in the Company Schedule, and any such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.

Section 9.3 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.4 Counterparts. This Agreement may be executed in two (2) or more counterparts (including by means of facsimile), each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or confirmed e-mail shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.5 Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter hereof and (b) is not intended to confer upon any Person (including any Company Employee or financing source of Parent) other than the parties to this Agreement, any rights or remedies hereunder; provided that nothing in this Agreement shall be construed to modify or supersede the Confidentiality Agreement, it being understood that such Confidentiality Agreement shall continue to be in full force and effect notwithstanding the execution or termination of this Agreement.

Section 9.6 Governing Law. This agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware; provided, that matters relating to Merger 4, Merger 5 and Merger 6 shall be governed by the NJBCA.

Section 9.7 Specific Performance. The parties to this Agreement hereby agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, notwithstanding anything to the contrary herein, it is hereby agreed that the parties to this Agreement shall be entitled to injunction(s), specific performance and/or other equitable remedies to enforce specifically the terms and provisions hereof relating to the parties’ obligations to consummate the Closing or the terms and provisions hereof or in any agreement executed in connection with the transactions contemplated hereby, in each case, in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.8 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties to this Agreement irrevocably submits to the exclusive jurisdiction of the state or federal courts in the State of Delaware, County of New Castle (“Delaware Courts”), for any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof, except for any dispute under Sections 2.12 or 5.4(c) or any disputes arising under the agreements contemplated in Sections 6.2(f)(iii), (iv) and (v), which shall be settled in accordance with the procedures set forth in those Sections or agreements. Each of the parties to this Agreement hereby further agrees that service of any process, summons, notice or document by United States registered mail to the respective address of such party set forth in Section 9.1 shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties to this Agreement hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the state or federal courts of the State of Delaware, County of New Castle, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereby waives, to the fullest extent permitted by applicable

Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any transaction contemplated hereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.8.

Section 9.9 Publicity. None of the parties to this Agreement nor their respective Affiliates shall issue or cause the publication of any press release or other public announcement or communication with respect to the transactions contemplated by this Agreement without the consent of each Company and Parent, which consent shall not be unreasonably withheld or withdrawn, except to the minimum extent necessary to comply with the requirements of law or the regulations or policies of any securities exchange, in which case the party to this Agreement required to make the release or statement or communication shall allow each Company or Parent, as the case may be, reasonable time to comment on such release or statement or communication in advance of such issuance, disclosure or filing.

Section 9.10 Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties to this Agreement without the prior written consent of each of the other parties to this Agreement; provided that Parent may assign and pledge its rights to indemnification hereunder to its lenders or any agent thereof pursuant to any security agreement entered into in connection with any loan agreement, and to any agent or any lenders or any other party in connection with foreclosure proceedings or any other enforcement of remedies under a security agreement by any agent or lender thereunder or otherwise. Any such assignment will not relieve Parent from any liability or obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 9.10 shall be null and void, ab initio.

Section 9.11 Stockholders’ Representative.

(a) Lawrence Herbert shall be appointed and authorized a agent and representative under this Agreement (the “Stockholders’ Representative”) to take such action, as he determines in his judgment appropriate, on behalf of the Companies and the Stockholders, to exercise such rights, power and authority, as such Companies and Stockholders may have under this Agreement and otherwise as are authorized, delegated and granted to the Stockholders’ Representative on behalf of such Person.

(b) The Stockholders’ Representative shall not (i) be liable to the Stockholders for any actions taken or omitted to be taken by it or any agent employed by it under or in connection with this Agreement or the transactions contemplated hereby, or (ii) owe any fiduciary duty or have any fiduciary responsibility to any of the Stockholders or the Company as a result of actions taken as the Stockholders’ Representative pursuant to this Agreement, except for such actions taken or omitted to be taken resulting from the Stockholders’ Representative’s willful misconduct. The Stockholders’ Representative shall not be liable to any Stockholder for any apportionment or distribution of payments made by it in good faith, and, if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Stockholder to whom payment was due, but not made, shall be to recover from other Stockholders, as applicable, any payment in excess of the amount to which they are determined to have been entitled pursuant to this Agreement.

Section 9.12 Construction.

(a) The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(b) The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless otherwise noted, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement. All references to this Agreement shall be deemed to include this Agreement and all Exhibits and Schedules to this Agreement, which are made a part hereof and incorporated herein by reference. All references to sections shall be deemed to be references to sections of this Agreement unless specified otherwise. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Unless otherwise indicated, references in this Agreement to dollars are to United States dollars.

IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the day and year first above written.

PANTONE, INC.

By:
Name:
Title:

PANTONE GERMANY, INC.

By:
Name:
Title:

PANTONE INDIA, INC.

By:
Name:
Title:

PANTONE UK, INC

By:
Name:
Title:

PANTONE ASIA, INC.

By:
Name:
Title:

[Agreement and Plan of Merger Execution Page]

PANTONE JAPAN, INC.

By:
Name:
Title:

X-RITE, INCORPORATED

By:
Name:
Title:

STOCKHOLDER

Name:	Lawrence Herbert

STOCKHOLDER

Name:	Richard Herbert

STOCKHOLDER

Name:	Lisa Herbert

STOCKHOLDER

Name:	Victoria Herbert

[Agreement and Plan of Merger Execution Page]

STOCKHOLDER

Name: Loren Herbert

STOCKHOLDER

Name : Retained Annuity Trust

Solely in his capacity as
Stockholders’ Representative:

Lawrence Herbert

[Agreement and Plan of Merger Execution Page]